As confidentially submitted to the Securities and Exchange Commission on February 9, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Solaris Oilfield Infrastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3533	81-5223109
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8901 Gaylord Drive, Suite 210

Houston, Texas 77024

(281) 501-3070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kyle S. Ramachandran

8901 Gaylord Drive, Suite 210

Houston, Texas 77024

(281) 501-3070

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2017

PROSPECTUS

                    Shares

Solaris Oilfield Infrastructure, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling                 shares of Class A common stock and the selling stockholders are selling                 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. We intend to apply to list our Class A common stock on either the New York Stock Exchange or the NASDAQ Global Select Market under the symbol “            .”

To the extent that the underwriters sell more than                 shares of Class A common stock, the underwriters have the option to purchase up to an additional                 shares from us at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Our Emerging Growth Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 15.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Solaris Oilfield Infrastructure, Inc.(2)	Proceeds to the Selling Stockholders
Per Share
Total

(1)	We refer you to “Underwriting” beginning on page 110 of this Prospectus for additional information regarding underwriting compensation.
(2)	Before expenses.

Delivery of the shares of Class A common stock will be made on or about                 , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2017.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. The industry data sourced from Spears & Associates is from its “Hydraulic Fracturing Market 2005-2017” published in the fourth quarter 2016. The industry data sourced from Baker Hughes is from its “North America Rotary Rig Count” published on February 3, 2017. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders, nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

i

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to the “Company,” “we,” “us” and “our” refer to Solaris Oilfield Infrastructure, LLC (“Solaris LLC”) and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and Solaris Oilfield Infrastructure, Inc. (“Solaris Inc.”) and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter. References in this prospectus to “selling stockholders” refer to those entities identified as selling stockholders in “Principal and Selling Stockholders.”

Except as otherwise indicated, all information contained in this prospectus assumes (i) an initial public offering price of $         per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares and excludes Class A common stock reserved for issuance under our long-term incentive plan.

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production (“E&P”) companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as Schlumberger Limited and ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 32 systems. We currently have more demand for our systems than we can satisfy with our existing fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously, which we believe is at least four times the number of trucks our competitors can unload simultaneously in a comparative footprint. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary inventory management system (the “IMS system”), which enables our customers to track inventory levels in, and delivery rates from, each silo in a system. Our IMS system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. Access to this data and the ability to integrate it into existing monitoring systems allows our customers to realize efficiencies throughout the proppant supply chain and across multiple well sites.

Our system improves well site safety by reducing respirable dust, decreasing the number of well site personnel and providing enhanced lighting. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved Total Recordable Incident Rate (“TRIR”) of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015.

We manufacture our systems in our facility in Early, Texas, which is proximate to some of the most prolific oil and natural gas producing regions in the country. We are currently manufacturing approximately two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding this facility. Our vertically integrated manufacturing capability allows us to better control our supply chain and incorporate improvements and additional features into our systems based on our experience and customer feedback. Additionally, we believe that controlling our manufacturing process provides us cost advantages that improve our returns on capital.

As illustrated in the following chart, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in nine of the last ten quarters, and we have increased our system revenue days by more than 1,200% from the second quarter of 2014 to the fourth quarter of 2016, representing a 172% compound annual growth rate.

Current Market Trends and Challenges

Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s oil and natural gas reservoirs by utilizing advanced drilling and completion techniques, such as horizontal drilling and hydraulic fracturing. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe the increase in completion activity levels and proppant demand per well, coupled with the complexities associated with the management of last mile proppant logistics, will place a strain on the industry’s logistics infrastructure. Additionally, increased focus on cost control and increased health, safety and environmental (“HS&E”) regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

Our Solution

Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site. Our system provides:

•	Streamlined last mile logistics. Our system improves proppant supply chain management in several ways, including:

•	Increased on-site storage capacity. Our systems provide triple the storage capacity as compared to traditional systems in half the geographic footprint. Greater inventory at the well site provides a buffer for volatility in the proppant delivery supply chain, which can be caused by a number of factors, including congestion on roads or at transloads or mines, weather or equipment failure;

•	Increased offloading capacity. Each system has 24 truck unloading positions, which provides capacity to unload up to 1.5 million pounds of proppant per hour. Our offloading capacity increases the efficiency of proppant hauling assets, including reducing truck demurrage and the fleet size required to deliver a given number of truckloads of proppant to a well site; and

•	Real-time inventory and consumption monitoring. Our integrated IMS system delivers real-time proppant inventory and consumption levels, both in the well site data van and remotely through our mobile device application and website. This data can be used by our customers to better manage the delivery of proppant across different well sites and operating areas.

•	Improved execution to meet today’s completion designs. Our system enables our customers to complete more fracturing stages per day and addresses the challenge of delivering increasing amounts of proppant per well by providing:

•	On-demand inventory controlled from a single point. When filled to capacity, our typical system can deliver 2.5 million pounds of proppant on-demand from a single point of control. Our system is operated by one person at the well site. The operator uses a single touch screen control box to operate the entire system;

•	Discrete and easily identifiable inventory. High volume stages require rapid delivery of proppant. Proppant types are identified by individual silo and labeled in the control box and in the IMS system. Accessing and delivering inventory does not require visually identifying and physically moving individual containers; and

•	Simultaneous loading and unloading of proppant from each silo. Because each silo in a system has an enclosed loading process, our customers can simultaneously deliver proppant into the blender and re-fill the same silo, thereby enabling our customers to maintain adequate proppant inventory levels on site to meet their completion design needs.

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Innovative system that enhances completion efficiency while reducing cost of last mile logistics. Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers’ costs.

•	Blue-chip and growing customer base in active oil and gas basins in the United States. We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources, Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as Schlumberger Limited and ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation, the Marcellus Shale/Utica Shale and the Haynesville Shale and Cotton Valley. As of February 3, 2017, more than 70% of our current fleet was deployed to customers who are renting multiple systems.

•	Scalable, vertically integrated manufacturing capability. Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

•	Capital-efficient business model resulting in strong operational cash flow. Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which enables us to generate strong operational cash flow.

•	Strong balance sheet and financial flexibility. We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $ million in liquidity from cash on hand and $ available capacity under our credit facility, which will be undrawn. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

•

Track record of providing safe operations and equipment. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

•	Seasoned management team with extensive industry experience. The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Business Strategies

Our principal business objective is to increase shareholder value by profitably growing our business. We expect to achieve this objective through the following business strategies:

•	Capitalize on favorable industry trends to expand our fleet and increase market penetration. We have increased our total system revenue days in nine of the last ten quarters, and we have increased our system revenue days by more than 1,200% from the second quarter of 2014 to the fourth quarter of 2016. We currently have more demand for our systems than we can satisfy with our current fleet. We intend to build an additional 22 to 26 systems in 2017 in response to this demand and to expand our market penetration and increase our geographic presence.

•	Develop and expand relationships with existing and new customers. We target well-capitalized customers that we believe will be long-term participants in the development of resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our unique service offering, high-quality assets, safety record and diverse geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our track record of success, have resulted in the continued and new award of service work by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy additional systems as industry demand and pricing continue to recover.

•	Develop additional proppant logistics capabilities. We intend to develop additional logistical capabilities throughout the proppant supply chain organically and by formalizing alliances with product and service providers. We may also pursue greenfield development of transload facilities and evaluate opportunities to provide additional logistics related services to our customers. In addition, our research and development team is currently developing a non-pneumatic well site loading option which will provide our customers with additional logistics flexibility.

•	Identify and develop new product and service offerings. Our engineering team is focused on leveraging our patented system to expand our service and product capabilities. We believe our commitment to investing in research and development will result in the development of additional products and services, which could include management of liquids, such as chemicals and acid, and associated logistics.

•	Pursue accretive acquisitions to add complementary services or products to our platform. We may pursue strategic and accretive acquisitions to add complementary products and services to our platform. Our management team has a strong track record of strategically targeting key product opportunities and completing accretive transactions. We plan to pursue a disciplined acquisition strategy that allows us to develop proprietary deal flow by identifying emerging industry trends and existing platforms positioned to capitalize on these trends.

Our Corporate Structure

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by certain investment funds managed by Yorktown Partners LLC (collectively, “Yorktown”), our officers and directors and certain other investors (collectively, the “Existing Owners”), will be converted into a single class of units in Solaris LLC, which we refer to in this prospectus as “Solaris LLC Units,” representing in the aggregate                 Solaris LLC Units, (b) Solaris Inc. will issue and contribute                 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for                 Solaris LLC Units, (c) certain of the Existing Owners will contribute          Solaris LLC Units to Solaris Inc. in exchange for an equal number of shares of Class A common stock to sell in the offering and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. After giving effect to these transactions and the offering contemplated by this prospectus, Solaris Inc. will own an approximate         % interest in Solaris LLC (or         % if the underwriters’ option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate         % interest in Solaris LLC (or         % if the underwriters’ option to purchase additional shares is exercised in full). Please see “Principal and Selling Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”), each Existing Owner will, subject to certain limitations, have the right (the “Exchange Right”) to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Solaris Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Solaris Inc. (instead of Solaris LLC) will have the right (the “Call Right”) to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of Solaris LLC Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.” The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with the Existing Owners and permitted transferees (each such person, a “TRA Holder,” and together, the “TRA Holders”) at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement.

Solaris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes Yorktown, our officers and directors and certain other investors. See “Corporate Reorganization.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 8901 Gaylord Drive, Suite 210, Houston, Texas 77024, and our telephone number is (281) 501-3070. Our website is at www.solarisoilfield.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Principal Stockholders

Upon completion of this offering, the Existing Owners will initially own                 Solaris LLC Units and                 shares of Class B common stock, representing approximately         % of the voting power of Solaris Inc. For more information on our reorganization and the ownership of our common stock by our principal and selling stockholders, see “Corporate Reorganization” and “Principal and Selling Stockholders.”

We have a valuable relationship with Yorktown Partners LLC, a private investment firm investing exclusively in the energy industry with an emphasis on North American oil and gas production and midstream and oilfield service businesses. Yorktown Partners LLC has raised 11 private equity funds with aggregate partner commitments totaling over $8 billion. Yorktown Partners LLC’s investors include university endowments, foundations, families, insurance companies, and other institutional investors. The firm is headquartered in New York.

Risk Factors

An investment in our Class A common stock involves risks that include the demand for proppants used in in the hydraulic fracturing of oil and natural gas wells and other risks. You should carefully consider the risks described under the “Risk Factors” and the other information in this prospectus before investing in our Class A common stock.

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements if adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

THE OFFERING

Class A common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock offered by the selling stockholders	shares.

Class A common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	shares, or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	% (or 100% if all outstanding Solaris LLC Units held by the Existing Owners are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class B common stock after giving effect to this offering	% (or 0% if all outstanding Solaris LLC Units held by the Existing Owners are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds to fully repay our existing balance of approximately $             million under our credit facility.

Solaris LLC intends to use any remaining proceeds for our general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Exchange Rights of Existing Owners	Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Solaris LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of Solaris LLC Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”

Tax Receivable Agreement	In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Listing symbol	We intend to apply to list our Class A common stock on either the New York Stock Exchange (the “NYSE”) or the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “ .”

Risk Factors	You should carefully read and consider the information beginning on page 15 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Solaris Inc. was formed in February 2017 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Solaris LLC. Solaris LLC was formed in July 2014. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results,” our future results of operations may not be comparable to the historical results of our predecessor.

The following table summarizes our historical consolidated financial data and should be read together with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical consolidated financial data as of and for the year ended December 31, 2015 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical interim consolidated financial data as of and for the nine months ended September 30, 2016 and September 30, 2015 were derived from the unaudited interim condensed consolidated financial statements of our predecessor included elsewhere in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation of the results of the applicable interim periods. Such adjustments are considered to be of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received for our systems and other factors.

	Nine months ended September 30,		Year ended December 31, 2015
	2016	2015
	(in thousands, except per share and operating data)
	(unaudited)
Statement of Operations Data:
Revenue
Proppant system rental and other revenue	$10,868	$8,880	$11,463
Proppant system sale revenue	—	2,742	2,742

Total revenue	10,868	11,622	14,205
Operating expenses
Cost of revenues (excluding depreciation and amortization, shown separately)	4,482	5,262	6,789
Depreciation and amortization	2,739	1,607	2,395
Salaries, benefits and payroll taxes	1,992	3,136	3,506
Selling, general and administrative	1,842	2,044	2,728

Total operating expenses	11,055	12,049	15,418

Operating income (loss)	(187)	(427)	(1,213)
Other income (expense):
Interest expense, net	(14)	(12)	(22)
Other income (expense)	7	(417)	(71)

Total other income (expense)	(7)	(429)	(93)

Income (loss) before income tax expense	(194)	(856)	(1,306)

Income tax expense	26	43	67

Net income (loss)	$(220)	$(899)	$(1,373)

	Nine months ended September 30,		Year ended December 31, 2015
	2016	2015
	(in thousands, except per share and operating data)
	(unaudited)
Pro forma information:
Pro forma net income (loss)(1)
Pro forma non-controlling interest(2)
Pro forma net income (loss) attributable to common stockholders(2)
Pro forma net income (loss) per share(3)
Basic
Diluted
Pro forma weighted-average number of shares(3)
Basic
Diluted
Balance Sheet Data (at period end):
Property, plant and equipment, net	$50,290		$46,846
Total assets	70,252		70,553
Long-term debt (including current portion)	625		529
Total liabilities	2,896		3,085
Total members’ equity	67,356		67,468
Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$768	$(234)	$2,156
Net cash used in investing activities	(5,951)	(23,183)	(27,859)
Net cash provided by (used in) financing activities	(161)	2,462	7,878
Other Data:
Adjusted EBITDA(4)	$2,667	$1,675	$1,659
Revenue days(5)	3,610	1,829	2,579

(1)	Pro forma net income (loss) reflects a pro forma income tax benefit of $ million and $ million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, associated with the income tax effects of the corporate reorganization described under “—Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(2)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(3)	Pro forma net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “—Corporate Reorganization.”
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”
(5)	Revenue days is defined as the combined number of days our systems earned revenues in a period.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. We define EBITDA as our net income (loss) plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges.

EBITDA and Adjusted EBITDA are used as a supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;

•	our ability to incur and service debt and fund capital expenditures;

•	the ability of our assets to generate cash sufficient to make debt payments and to make distributions; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that our presentation of EBITDA and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be considered alternatives to net income presented in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) for each of the periods indicated.

	Nine months ended September 30,		Year ended December 31, 2015
	2016	2015
	(in thousands)
	(unaudited)
Net income (loss)	$(220)	$(899)	$(1,373)
Depreciation and amortization	2,739	1,607	2,395
Interest expense, net	14	12	22
Income taxes(1)	26	43	67

EBITDA	2,559	763	1,111
Sand mining and terminal business development costs(2)	—	446	446
Non-recurring supplier settlement(3)	—	438	38
Unit-based compensation expense(4)	108	28	64

Adjusted EBITDA	$2,667	$1,675	$1,659

(1)	Income taxes include add-back for franchise tax.
(2)	Represents salaries and related expenses, professional fees, transactional costs, rent and travel expenses incurred in the development of sand mining and terminal assets, which expenses did not recur in 2016.
(3)	Represents reserve for deposits made to a supplier, the majority of which was recovered.
(4)	Represents non-cash compensation costs related to employee options.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

Our business is directly affected by capital spending to explore for, develop and produce oil and natural gas in the United States. The significant decline in oil and natural gas prices that began in late 2014 caused a reduction in the exploration, development and production activities of most of our customers. In response, we reduced the prices we charge for our systems. If prices remain low, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and natural gas reserves in our areas of operation as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices. Any of these conditions or events could adversely affect our operating results. If the recent recovery does not continue or our customers fail to further increase their capital spending, it could have a material adverse effect on our liquidity, results of operations and financial condition.

Industry conditions are influenced by numerous factors over which we have no control, including:

•	expected economic returns to E&P companies of new well completions;

•	domestic and foreign economic conditions and supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the level of domestic and global oil and natural gas inventories;

•	the supply of and demand for hydraulic fracturing and equipment in the United States;

•	federal, state and local regulation of hydraulic fracturing activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	U.S. federal, state and local and non-U.S. governmental regulations and taxes, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	technical difficulties or failures;

•	changes in the price and availability of transportation;

•	late deliveries of supplies;

•	political and economic conditions in oil and natural gas producing countries;

•	actions by the members of Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels, including the failure of such countries to comply with production cuts announced in November 2016;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions;

•	the cost of producing and delivering oil and natural gas;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•	shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	the potential acceleration of development of alternative fuels; and

•	uncertainty in capital and commodities markets and the ability of oil and natural gas companies to raise equity capital and debt financing.

The volatility of oil and natural gas prices may adversely affect the demand for our systems and negatively impact our results of operations.

The demand for our systems is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells. As a result, demand for proppants may decrease, which could, in turn, lead to lower demand for our systems and may cause lower prices and lower utilization of our assets. We have, and may in the future, experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry beginning in late 2014 and uncertainty about future prices even when prices increased, combined with adverse changes in the capital and credit markets, caused many E&P companies to significantly reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services.

Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past three years, the posted West Texas Intermediate (“WTI”) price for oil has ranged from a low of $26.21 per barrel (“Bbl”) in February 2016 to a high of $107.26 per Bbl in June 2014. During 2016, WTI prices ranged from $26.21 to $54.06 per Bbl. If the prices of oil and natural gas continue to be volatile, reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

We face significant competition that may impede our ability to gain market share or cause us to lose market share.

The market for mobile proppant management systems is becoming increasingly competitive. We face competition from proppant producers, pressure pumping companies and proppant transporters who also offer solutions for unloading, storing and delivering proppant at well sites and also from competitors who, like us, are exclusively focused on developing more efficient last mile logistics management systems. Some of these solutions utilize containers for on-site proppant storage, handling delivery and others use silo-based storage as we do. Some of our competitors have greater financial and other resources than we do and may develop technology superior to ours or more cost-effective than ours. Competition in our industry is thus based on price, consistency and quality of products, distribution capability, customer service, reliability of supply, breadth of product offering and technical support. If our competitors are able to respond to industry conditions or trends more rapidly or effectively or resort to price competition, we may be unable to gain or maintain our market share or may lose market share, which could have an adverse effect on our business, results of operations and financial condition.

Technological advancements in well service technologies, including those that reduce the amount of proppant required for hydraulic fracturing operations, could have a material adverse effect on our business, financial condition and results of operations.

Our industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost. New technology or changes in our customers’ well completion designs could also reduce the demand for proppant or the amount of proppant required for hydraulic fracturing activities, thereby reducing or eliminating the need for our systems. Limits on our ability to effectively use, implement or adapt to new technologies may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers.

Our future results may be impacted by the uncertainty caused by an economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, during times when the natural gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our systems. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

Reliance upon a few large customers may adversely affect our revenue and operating results.

Our top three customers collectively represented approximately 64.8% and 53.2% of our consolidated revenue for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer fails to pay us, revenue would be impacted and our operating results and financial condition could be materially harmed. Additionally, we typically do not enter into long-term contractual agreements with our customers and if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels or within a short period of time and such loss could have a material adverse effect on our business until the equipment is redeployed at similar utilization or pricing levels.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. For example, for the nine months ended September 30, 2016, we had approximately $0.1 million of bad debts on which we do not expect to collect due to the bankruptcy of a customer. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects or results of operations.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

Our commercial success depends on our patented and proprietary information and technologies, know-how and other intellectual property. Because of the technical nature of our business, we rely on a combination of patent, copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property. In particular, as of December 31, 2016, we had one patent issued with respect to our mobile proppant management system design and one patent issued with respect to the lifting and lowering mechanism utilized by our systems to erect and lower their silos. We customarily enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our design information, documentation and other patented and proprietary information. In addition, in the future we may acquire additional patents or patent portfolios, which could require significant cash expenditures. However, third parties may knowingly or unknowingly infringe our patent or other proprietary rights, third parties may challenge patents or proprietary rights held by us, and pending and future trademark and patent applications may not be approved. Failure to protect, monitor and control the use of our existing intellectual property rights could cause us to lose our competitive advantage and incur significant expenses. It is possible that our competitors or others could independently develop the same or similar technologies or otherwise obtain access to our unpatented technologies. In such case, our trade secrets would not prevent third parties from competing with us. Consequently, our results of operations may be adversely affected. Furthermore, third parties or our employees may infringe or misappropriate our patented or proprietary technologies or other intellectual property rights, which could also harm our business and results of operations. Policing unauthorized use of intellectual property rights can be difficult and expensive, and adequate remedies may not be available.

We may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our systems may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

If we were to discover that our technologies or products infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations.

Additionally, we currently license certain third party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

Our assets may be affected by natural or man-made disasters and other external events that may disrupt our manufacturing operations. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, results of operations and financial condition. Claims for loss of oil and natural gas production and damage to formations can occur in our industry. Litigation arising from a catastrophic occurrence at a location where our systems are deployed may result in our being named as a defendant in lawsuits asserting large claims.

We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

Our assets require capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.

Our systems require capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any systems we may manufacture in the future. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing systems or build or acquire new systems. Such demands on our capital or reductions in demand for our systems and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs.

We rely on a limited number of third party manufacturers to supplement our internal production capacity during periods of peak demand, and delays in deliveries of any outsourced components or increases in the cost of such outsourced components could harm our business, results of operations and financial condition.

We have established relationships with a limited number of manufacturers that fabricate certain components of our systems during periods of peak demand to supplement our internal production capacity. Should any of these third-party manufacturers be unable to provide or otherwise fail to deliver such components in a timely manner and in the quantities required, any resulting delays in the provision of such components could have a material adverse effect on our business, results of operations and financial condition. Additionally, increasing costs of manufacturing such outsourced components may negatively impact demand for our systems or the profitability of our business operations.

We currently rely on a limited number of suppliers for certain equipment to build our systems, and our reliance on a limited number of suppliers for such equipment exposes us to risks including price and timing of delivery.

We currently rely on a limited number of suppliers for certain equipment to build our systems. If demand for our systems or the components necessary to build such systems increases or our suppliers for our equipment face financial distress or bankruptcy, our suppliers may not be able to provide such equipment on schedule or at the current price. In particular, steel is the principal raw material used in the manufacture of our systems, and the price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which we have no control. Additionally, we depend on one supplier for the motors that we use in our systems, which are a critical component. If our suppliers are unable to provide the raw materials and components needed to build our systems on schedule or at the current price, we could be required to seek other suppliers for the raw materials and components needed to build and operate our systems, which may adversely affect our revenues or increase our costs.

Our business depends on our customers having access to an adequate supply of proppant to meet their needs.

Although there have been historical shortages of proppant during various periods, including between 2011 and 2014, increased proppant mining, among other trends, has resulted in production of proppant that we believe exceeds current demand. Because our business depends upon the availability of proppant to our customers, any future proppant shortages could decrease the demand for our systems and have a material adverse effect on our operations, prospects and financial condition.

Fluctuations in transportation costs or the availability or reliability of transportation to supply our proppant systems could impair the ability of our customers to take delivery of proppant and thereby adversely impact our business.

Disruption of proppant transportation services due to shortages of rail cars, pneumatic trucks, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair the ability of our customers to take delivery of proppant at the well site. Accordingly, if there are disruptions of the services utilized by our customers (whether these services are provided by us or a third party), and they are unable to find alternative transportation providers to transport proppants to the well site, our business could be adversely affected.

A number of our customers operate in urban areas, which could increase the costs of deploying our systems and/or decrease the demand for our systems.

A number of our current and potential customers operate in urban areas, which could disproportionately expose them to operational and regulatory risk in that area. For example, operations within the city limits of various municipalities in northeastern Colorado may involve additional expenses, including expenses relating to mitigation of noise, odor and light that may be emitted in the deployment of our systems, expenses related to the appearance of our systems and limitations regarding when and how our customers can operate our systems. In addition, we and our customers may experience a higher rate of litigation or increased insurance and other costs related to the deployment of our systems in such highly populated areas.

We may have difficulty managing growth of our business, which could adversely affect our financial condition and results of operations.

As a recently formed company, growth of our business could place a significant strain on our financial, technical, operational and management resources. As we expand the scope of our activities and our geographic coverage through organic growth, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oilfield services industry, could have a material adverse effect on our business, financial condition, results of operations and our ability to successfully or timely execute our business plan.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

We do not conduct hydraulic fracturing but as our primary line of business, we do rent our systems and unload, store and deliver the proppants used in such systems for our customers, who rely on hydraulic fracturing to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and gas commissions or similar agencies.

However, several federal agencies have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, in February 2014, the U.S. Environmental Protection Agency (“EPA”) asserted regulatory authority pursuant to the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control (“UIC”) program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. Also, beginning in 2012, the EPA issued a series of regulations under the federal Clean Air Act (“CAA”) that include New Source Performance Standards (“NSPS”) for completions of hydraulically fractured natural gas wells and certain other plants and equipment and, more recently, in June 2016, new emissions standards for methane and additional standards for volatile organic compounds (“VOCs”) from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category. The federal Bureau of Land Management (“BLM”) published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands, which rule was struck down by a federal judge in June 2016 but that decision is currently being appealed by the federal government. Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances, including as a result of water withdrawals for fracturing in times or areas of low water availability or due to surface spills during the management of fracturing fluids, chemicals or produced water.

From time to time, legislation has been introduced in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process but, to date, such legislation has not been adopted. Also, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate.

Moreover, our customers typically dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in underground disposal wells. This disposal process has been linked to increased induced seismicity events in certain areas of the country, particularly in Oklahoma, Texas, Colorado, Kansas, New Mexico and Arkansas. These and other states have begun to consider or adopt laws and regulations that may restrict or otherwise prohibit oilfield fluid disposal in certain areas or underground disposal wells, and state agencies implementing these requirements may issue orders directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations or impose standards related to disposal well construction and monitoring. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used by our customers to cease disposal well activities, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our systems, which could have a material adverse effect on our business, financial condition, and results of operations.

Increased regulation and attention given to the hydraulic fracturing process and associated processes could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for our customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for our customers to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our systems and increased compliance costs and time, which could have a material adverse effect on our liquidity, results of operations, and financial condition.

Finally, water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our customers’ access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. Our customers’ inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact their exploration and production operations and have a corresponding adverse effect on our business, results of operations and financial condition.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations and the operations of our customers are subject to numerous federal, regional, state and local laws and regulations relating to worker health and safety, protection of natural resources and the environment, and waste management, including the transportation and disposal of wastes and other materials. Numerous governmental entities, including the EPA and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in formations in connection with oil and natural gas drilling and production activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our equipment, facilities or from customer locations where we are deploying our systems, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in prohibitions or restrictions on operations, assessment of sanctions including administrative, civil and criminal penalties, issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities or enjoining performance of some or all of our operations in a particular area. In particular, under certain circumstances, environmental agencies may delay or refuse to grant required approvals or cancel or amend existing permits or leases that may relate to our customers’ operations, in which event such operations may be interrupted or suspended for varying lengths of time, causing a reduced demand for our systems, an associated loss of revenue to us and adversely affecting our results of operations in support of those customers.

Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of regulated materials, such as oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. In addition, private parties, including the owners of properties upon which we deploy our systems and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.

Laws and regulations protecting the environment generally have become more stringent in recent years and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. Changes in existing laws or regulations, or the adoption of new laws or regulations, could delay or curtail exploratory or developmental drilling for oil and natural gas and could have a corresponding adverse effect on us by reducing the demand for our systems. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

We are subject to laws and regulations relating to human exposure to crystalline silica. In March 2016, OSHA amended its legal requirements, publishing a final rule that established a more stringent permissible exposure limit for exposure to respirable crystalline silica and provided other provisions to protect employees, such as requirements for exposure assessment, methods for controlling exposure, respiratory protection, medical surveillance, hazard communication, and recordkeeping. This final rule became effective in June 2016. Historically, our environmental compliance costs with respect to existing crystalline silica requirements have not had a material adverse effect on our results of operations; however, federal and state regulatory authorities, including OSHA, may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment and we can provide no assurance that we will be able to comply with any future laws and regulations relating to exposure to crystalline silica that are adopted, or that the costs of complying with such future laws and regulations would not have a material adverse effect on our operating results by requiring us to modify or cease our operations.

In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the hydraulic fracturing industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of hydraulic fracture sand, may have the effect of discouraging our customers’ use of hydraulic fracture sand. The actual or perceived health risks of handling hydraulic fracture sand could materially and adversely affect hydraulic fracturing service providers, including us, through reduced use of hydraulic fracture sand, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the hydraulic fracturing industry.

Anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the use and operation of our systems, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our systems.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, and biofuels) could reduce demand for hydrocarbons and therefore for our systems, which would lead to a reduction in our revenues.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur in connection with the use of our systems, the affected customer may seek to terminate or cancel its use of our services and may be less likely to continue to use our systems, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they elect not to engage us because they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Climate change legislation and regulations restricting or regulating emissions of greenhouse gases could result in increased operating and capital costs for our customers and reduced demand for our systems.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). While no comprehensive climate change legislation has been implemented at the federal level, the EPA and states or groupings of states have pursued legal initiatives in recent years that seek to reduce GHG emissions through efforts that include consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In particular, the EPA has adopted rules under authority of the CAA that, among other things, establish certain permit reviews for GHG emissions from certain large stationary sources, which reviews could require securing permits at covered facilities emitting GHGs and meeting defined technological standards for those GHG emissions. The EPA has also adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, including, among others, onshore production.

Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published regulations requiring certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions and, in November 2016, the EPA began seeking additional information on methane emissions from certain existing facilities and operations in the oil and natural gas sector that could be developed into federal guidelines that states must consider in developing their own rules for regulating sources within their borders. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our systems, results of operations, and cash flows.

Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.

Any future indebtedness could adversely affect our financial condition.

Although we will have no indebtedness outstanding at the closing of this offering, we will be able to borrow up to $9.5 million under our Credit Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements”).

In addition, subject to the limits contained in our Credit Facility, we may incur substantial additional debt from time to time. Any borrowings we may incur in the future would have several important consequences for our future operations, including that:

•	covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

•	we may be competitively disadvantaged to our competitors that are less leveraged or have greater access to capital resources; and

•	we may be more vulnerable to adverse economic and industry conditions.

If we incur indebtedness in the future, we may have significant principal payments due at specified future dates under the documents governing such indebtedness. Our ability to meet such principal obligations will be dependent upon future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay any incurred indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of such indebtedness or to obtain additional financing.

Our Credit Facility subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Facility.

Our Credit Facility subjects us to significant financial and other restrictive covenants, including, but not limited to, restrictions on incurring additional debt and certain distributions. Our ability to comply with these financial condition tests can be affected by events beyond our control and we may not be able to do so.

Our Credit Facility contains certain financial covenants, including a certain leverage ratio and a certain minimum fixed charge coverage ratio we must maintain. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements.”

If we are unable to remain in compliance with the financial covenants of our Credit Facility, then amounts outstanding thereunder may be accelerated and become due immediately. Any such acceleration could have a material adverse effect on our financial condition and results of operations.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Our business is difficult to evaluate because we have a limited operating history.

We were formed in February 2017 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC, which was formed in July 2014. Except as expressly noted otherwise, our historical financial information and operational data described in this prospectus is that of Solaris LLC and its consolidated subsidiaries. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, including our chief executive officer or chief financial officer, could disrupt our operations. We do not have any written employment agreement with our executives at this time. Further, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to access the services of a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

The manufacture and delivery of our products requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to have access to the services of skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

We may be subject to risks in connection with acquisitions.

We have completed and may, in the future, pursue asset acquisitions or acquisitions of businesses. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate acquired assets or businesses into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Such events could also mean an acquisition that we expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Our industry overall has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.

We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our systems require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers in our industry have left to pursue employment in different fields. Though our historical turnover rates have been significantly lower than those of our competitors, if we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

Our systems are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Litigation arising from operations where our systems are deployed, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks.

In addition, our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling and completion fluids. We may have liability in such cases if we are negligent or commit willful acts. Our customers generally agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our well site services, their employees are injured or their properties are damaged by such services, unless resulting from our gross negligence or willful misconduct. Our customers also generally agree to indemnify us for loss or destruction of customer-owned property or equipment. In turn, we agree to indemnify our customers for loss or destruction of property or equipment we own and for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. However, we might not succeed in enforcing such contractual allocation or might incur an unforeseen liability falling outside the scope of such allocation. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

Our operations are located in different regions of the United States, some of which are prone to periods of heavy snow, ice or rain and others of which may be prone to certain natural disasters such as tornadoes. The occurrence of any such severe weather conditions or natural disasters could cause our E&P customers to suspend operations, thereby reducing the demand for our systems and our ability to generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

We may be subject to interruptions or failures in our information technology systems.

We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches, or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our sales and profitability.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to deliver our systems and perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

A terrorist attack or armed conflict could harm our business.

The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our systems and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section “Certain Relationships and Related Party Transactions.” Related party transactions create the possibility of conflicts of interest with regard to our management or directors. Such a conflict could cause an individual in our management or on our board of directors to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

Our historical financial statements may not be indicative of future performance.

Due to our limited operating history, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited historical financial performance as the owner of the acquired assets may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Solaris LLC and we will be accordingly dependent upon distributions from Solaris LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Solaris LLC. Please see “Corporate Reorganization.” We will have no independent means of generating revenue. To the extent Solaris LLC has available cash, we intend to cause Solaris LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Solaris LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE or the NASDAQ, as applicable, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE or the NASDAQ, as applicable;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling stockholders and the representative of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by us, the selling stockholders or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own approximately         % of our Class B common stock (representing         % of our combined economic interest and voting power).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners, including Yorktown, and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Certain of our Existing Owners, including Yorktown, and their respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable such Existing Owners and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that certain of our Existing Owners and their respective affiliates (including Yorktown and portfolio investments of Yorktown and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit such Existing Owners and their respective affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provide that if such Existing Owners or their respective affiliates, or any employee, partner, member, manager, officer or director of such Existing Owners or their respective affiliates who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Certain of our Existing Owners or their respective affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, such Existing Owners and their respective affiliates may dispose of oil and natural gas service assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to such Existing Owners and their respective affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Corporate Opportunity.”

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•	permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•	permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•	requiring the affirmative vote of the holders of at least % in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2016 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may exchange their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have                 outstanding shares of Class A common stock and                 outstanding shares of Class B common stock. This number includes                 shares of Class A common stock that we and the selling stockholders are selling in this offering and the                 shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own                 shares of Class B common stock, representing approximately         % (or         % if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and the selling stockholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Solaris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Solaris Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of Solaris LLC Units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to Solaris Inc.’s failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year London Interbank Offered Rate (“LIBOR”) plus         ). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) the assumption that any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $         million (calculated using a discount rate equal to one-year LIBOR plus         basis points, applied against an undiscounted liability of $         million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Sales or exchanges of 50% or more of the Solaris LLC Common Units during any twelve-month period will result in a termination of Solaris LLC for federal income tax purposes.

Solaris LLC will be considered to have constructively terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the capital and profits of the company within a twelve-month period. A constructive termination of Solaris LLC could result in a significant deferral of depreciation deductions allocable to us in computing our taxable income.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) comply with any new requirements if adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the level of domestic capital spending by the oil and natural gas industry;

•	natural or man-made disasters and other external events that may disrupt our manufacturing operations;

•	volatility of oil and natural gas prices;

•	changes in general economic and geopolitical conditions;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	technological advancements in well service technologies;

•	competitive conditions in our industry;

•	inability to fully protect our intellectual property rights;

•	changes in the long-term supply of and demand for oil and natural gas;

•	actions taken by our customers, competitors and third-party operators;

•	fluctuations in transportation costs or the availability or reliability of transportation to supply our proppant systems;

•	changes in the availability and cost of capital;

•	our ability to successfully implement our business plan;

•	our ability to complete growth projects on time and on budget;

•	the price and availability of debt and equity financing (including changes in interest rates);

•	changes in our tax status;

•	our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof);

•	failure to secure or maintain contracts with our largest customers;

•	the effects of future litigation; and

•	other factors discussed in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $             million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds to fully repay our existing balance of approximately $             million under our Credit Facility. Solaris LLC intends to use any remaining proceeds for our general corporate purposes, which may include capital expenditures, working capital and potential acquisitions and strategic transactions.

The revolving credit commitments under our Credit Facility (the “Revolving Facility”) have a scheduled maturity date of December 1, 2018 and the advance loan commitments under our Credit Facility (the “Advance Loan Facility”) have a scheduled maturity date of December 1, 2021. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $2.5 million and bore interest at a weighted average interest rate of 5.3%. The borrowings to be repaid, which consist of $1.0 million under the Revolving Facility and $1.5 million under the Advance Loan Facility, were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the Revolving Facility and we may do so to fund our capital program and for other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our Credit Facility restricts our ability to pay cash dividends to holders of our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $ per share and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2016
	Actual	As Adjusted
	(in thousands, except share counts and par value) (unaudited)
Cash and cash equivalents	$1,579	$

Long-term debt, including current maturities
Credit Facility	$—	$
Notes payable	380
Capital leases	245

Total Debt	$625	$

Members’/Stockholders’ equity
Members’ equity	$67,356	$
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); shares authorized, shares issued and outstanding (As Adjusted)	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), shares authorized, no shares issued and outstanding (As Adjusted)	—
Additional paid-in capital	—
Total members’/stockholders’ equity	$67,356	$

Total capitalization	$67,981	$

The information presented above assumes no exercise of the underwriters’ option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2016, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $             million, or $             per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2016 would have been approximately $             million, or $             per share. This represents an immediate increase in the net tangible book value of $             per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2016 (after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in this offering

As adjusted pro forma net tangible book value per share after giving further effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2016, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $            , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing Owners (1)			%	$		%	$
New investors in this offering(2)
Total			%	$		%	$

(1)	The number of shares disclosed for the Existing Owners includes shares being sold by the selling stockholders in this offering.
(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

The data in the table excludes             shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Solaris Inc. was formed in February 2017 and does not have historical financial operating results. The following table shows selected historical consolidated financial data of our accounting predecessor, Solaris LLC. Solaris LLC was formed in July 2014. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results,” our future results of operations may not be comparable to the historical results of our predecessor.

The following table summarizes our historical consolidated financial data and should be read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical consolidated financial data as of and for the year ended December 31, 2015 was derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected unaudited historical interim consolidated financial data as of and for the nine months ended September 30, 2016 and September 30, 2015 were derived from the unaudited interim condensed consolidated financial statements of our predecessor included elsewhere in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation of the results of the applicable interim periods. Such adjustments are considered to be of a normal recurring nature. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received for our systems and other factors.

	Nine months ended September 30,		Year ended December 31, 2015
	2016	2015
	(in thousands, except per share and operating data)
	(unaudited)
Statement of Operations Data:
Revenue
Proppant system rental and other revenue	$10,868	$8,880	$11,463
Proppant system sale revenue	—	2,742	2,742

Total revenue	10,868	11,622	14,205
Operating expenses
Cost of revenues (excluding depreciation and amortization, shown separately)	4,482	5,262	6,789
Depreciation and amortization	2,739	1,607	2,395
Salaries, benefits and payroll taxes	1,992	3,136	3,506
Selling, general and administrative	1,842	2,044	2,728

Total operating expenses	11,055	12,049	15,418

Operating income (loss)	(187)	(427)	(1,213)
Other income (expense)
Interest expense, net	(14)	(12)	(22)
Other income (expense)	7	(417)	(71)

Total other income (expense)	(7)	(429)	(93)

Income (loss) before income tax expense	(194)	(856)	(1,306)

Income tax expense	26	43	67

Net income (loss)	$(220)	$(899)	$(1,373)

	Nine months ended September 30,		Year ended December 31, 2015
	2016	2015
	(in thousands, except per share and operating data)
	(unaudited)
Pro forma information:
Pro forma net income (loss)(1)
Pro forma non-controlling interest(2)
Pro forma net income (loss) attributable to common stockholders(2)
Pro forma net income (loss) per share(3)
Basic
Diluted
Pro forma weighted-average number of shares(3)
Basic
Diluted

Balance Sheet Data (at period end):
Property, plant and equipment, net	$50,290		$46,846
Total assets	70,252		70,553
Long-term debt (including current portion)	625		529
Total liabilities	2,896		3,085
Total members’ equity	67,356		67,468

Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$768	$(234)	$2,156
Net cash used in investing activities	(5,951)	(23,183)	(27,859)
Net cash provided by (used in) financing activities	(161)	2,462	7,878

Other Data:
Adjusted EBITDA(4)	$2,667	$1,675	$1,659
Revenue days(5)	3,610	1,829	2,579

(1)	Pro forma net income (loss) reflects a pro forma income tax benefit of $ million and $ million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, associated with the income tax effects of the corporate reorganization described under “—Corporate Reorganization” and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.
(2)	Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.
(3)	Pro forma net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization.”
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”
(5)	Revenue days is defined as the combined number of days our systems earned revenues in a period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The financial information for the nine months ended September 30, 2016 and September 30, 2015 have not been audited. The following discussion contains “forward-looking statements” that reflect our plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Our Predecessor and Solaris Inc.

We were formed in February 2017 and do not have historical financial operating results. For purposes of this prospectus, our accounting predecessor is Solaris LLC. Solaris LLC was formed in July 2014. Following this offering and the transactions related thereto, Solaris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Solaris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.

Overview

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production (“E&P”) companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as Schlumberger Limited and ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 32 systems. We currently have more demand for our systems than we can satisfy with our existing fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously, which we believe is at least four times the number of trucks our competitors can unload simultaneously in a comparative footprint. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Recent Trends and Outlook

Demand for our systems is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our systems is driven by demand for proppant, which, in turn, is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing, which have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop.

While overall drilling and completion activities have declined in North America from their highs in late 2014 as a result of the downturn in hydrocarbon prices, the industry has witnessed an increase in such activity in the third and fourth quarters of 2016 as hydrocarbon prices have recovered. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe that the demand for proppant will increase over the medium and long term as commodity prices rise from their recent lows, which will lead producers to resume completion of their inventory of drilled but uncompleted wells and undertake new drilling activities. Further, recent agreements by OPEC and non-OPEC members to reduce their oil production quotas have also provided upward momentum for WTI prices, which have more than doubled to $53.88 per Bbl as of February 3, 2017, up from a low of $26.21 per Bbl in February 2016.

While we do not currently anticipate any shortages in the supply of the proppant used in hydraulic fracturing operations, supplies of high-quality raw frac sand, the most prevalent proppant used, are limited to select areas, predominantly in western Wisconsin and limited areas of Minnesota and Illinois. Accordingly, transportation costs often represent a significant portion of our customer’s overall product cost, and transferring large quantities of proppant to the well site presents a number of challenges, including the cost and management of last mile logistics. In particular, today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

These supply and demand trends have contributed to our significant growth since our formation in 2014. We have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in nine of the last ten quarters beginning in the first quarter of 2014. Since commencing operations in April 2014, we have also grown our fleet from two systems to 32 systems. We currently have more demand for our systems than we can satisfy with our current fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

How We Generate Revenue

We currently generate revenue through the rental of our systems and the provision of related services, including transportation of our systems and field supervision and support services. Our systems and services are provided under a variety of contract structures, primarily master service agreements as generally supplemented by individual work orders detailing statements of work, pricing structures, specific pricing quotes and the systems and services to be provided. Our master service agreements generally establish terms and conditions for the provision of systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The majority of our systems and services are priced based on prevailing market conditions at the time the systems and services are provided, giving consideration to the specific job requirements and anticipated activity levels of the customer. We typically rent our systems on a monthly basis. In addition from time-to-time, we have evaluated and completed individual system sales on a case-by-case basis.

Costs of Conducting Our Business

The principal costs associated with operating our business are:

•	Costs of revenues (excluding depreciation and amortization);

•	Depreciation and amortization associated with the costs to build our systems;

•	Salaries, benefits and payroll taxes; and

•	Selling, general and administrative expenses.

The principal expenses comprising our costs of revenues (excluding depreciation and amortization) are (i) direct labor costs, and related travel and lodging expenses, (ii) system transportation costs and (iii) the costs of maintaining our equipment. Direct labor and related travel costs, transportation costs and equipment maintenance expenses comprised 50%, 19% and 15% of our total costs of revenues (excluding depreciation and amortization) for the nine months ended September 30, 2016. A large portion of our costs of revenues (excluding depreciation and amortization) are variable based on the number of systems deployed with customers.

Our depreciation and amortization expense primarily consists of the depreciation expense related to our systems. The costs to build our systems, including any upgrades, are capitalized and depreciated over a 15-year life.

Our salaries, benefits and payroll taxes are comprised of the salaries and related benefits for several functional areas of our organization, including sales and commercial, research and development, manufacturing administrative, accounting and corporate administrative.

Our selling, general and administrative expenses are comprised primarily of office rent, marketing and third-party professional service providers.

How We Evaluate Our Operations

We use a variety of qualitative, operational and financial metrics to assess our performance. Among other measures, management considers revenue, revenue days, EBITDA and Adjusted EBITDA.

Revenue

We analyze our revenue by comparing actual monthly revenue to our internal projections for a given period and to prior periods to assess our performance. We also assess our revenue in relation to the number of proppant systems we have deployed to customers from period to period.

Revenue Days

We view revenue days as an important indicator of our performance. We calculate revenue days as the combined number of days our systems earn revenue in a period. We assess our revenue days from period to period in relation to the number of proppant systems we have available in our fleet.

EBITDA and Adjusted EBITDA

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges. Please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Net income (loss) is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Factors Impacting Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations of our predecessor for the periods presented, primarily for the reasons described below.

Corporate Reorganization

The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, Solaris LLC, prior to our corporate reorganization. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the corporate reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Following this offering and the transactions related thereto, Solaris Inc. will become a holding company whose sole material asset will consist of Solaris LLC Units. After the consummation of the transactions contemplated by this prospectus, Solaris Inc. will be the managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate the financial results of Solaris LLC and its subsidiaries.

In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by us to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its Solaris LLC Units to Solaris Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange by such TRA Holder of Solaris LLC Units for shares of Class A common stock pursuant to the Exchange Right or our Call Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.

Fleet Growth

We have experienced significant growth over the past two years. Since commencing operations in April 2014, we have grown our fleet from two systems to 32 systems and the number of major oil and gas basins in which our systems are deployed has increased from two as of April 2014 to five as of December 31, 2016. Since the first quarter of 2014, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in nine of the last ten quarters. We have increased our system revenue days by more than 1,200% from the second quarter of 2014 to the fourth quarter of 2016, representing a 172% compound annual growth rate. We intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental general and administrative (“G&A”) expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and incremental independent director compensation. These direct, incremental G&A expenses are not included in our historical results of operations.

Income Taxes

Solaris Inc. is a corporation and as a result, will be subject to U.S. federal, state and local income taxes. Although Solaris LLC is subject to franchise tax in the State of Texas (at less than 1% of modified pre-tax earnings) it passes through its taxable income to its owners, including Solaris Inc., for U.S. federal and other state and local income tax purposes and thus is not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to Solaris LLC contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise tax in the State of Texas. We estimate that Solaris Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of     % of pre-tax earnings and would have incurred pro forma income tax expense for the nine months ended September 30, 2016 of approximately $        .

Results of Operations

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015

	Nine months ended September 30,		Change
	2016	2015
	(in thousands)
	(unaudited)
Revenue
Proppant system rental and other revenue	$10,868	$8,880	$1,988
Proppant system sale revenue	—	2,742	(2,742)

Total revenue	10,868	11,622	(754)
Operating expenses
Cost of revenues (excluding depreciation and amortization, shown separately)	4,482	5,262	(780)
Depreciation and amortization	2,739	1,607	1,132
Salaries, benefits and payroll taxes	1,992	3,136	(1,144)
Selling, general and administrative	1,842	2,044	(202)

Total operating expenses	11,055	12,049	(994)

Operating income(loss)	(187)	(427)	240
Other income (expense)
Interest expense, net	(14)	(12)	(2)
Other income (expense)	7	(417)	424

Total other income (expense)	(7)	(429)	422

Income (loss) before income tax expense	(194)	(856)	662

Income tax expense	26	43	(17)

Net income (loss)	$(220)	$(899)	$679

Proppant System Rental and Other Revenue

Our proppant system rental and other revenue increased $2.0 million, or 22%, to $10.9 million for the nine months ended September 30, 2016 compared to $8.9 million for the nine months ended September 30, 2015. This increase was primarily due to a 97% increase in the number of revenue days, partially offset by a 33% decrease in average system rental rates due to deteriorating industry conditions in hydraulic fracturing operations during 2016 due to low commodity prices.

Proppant System Sale Revenue

Our proppant system sale revenue decreased $2.7 million, or 100%, to $0.0 million for the nine months ended September 30, 2016 compared to $2.7 million for the nine months ended September 30, 2015. This decline was attributable to the sale of a proppant system that closed in January 2015 for $2.7 million (the “System Sale”). In late 2014, we altered our strategy to focus solely on renting rather than selling proppant systems. We have not sold a system since the System Sale. The System Sale was recognized in 2015 due to the customer making a final payment and taking title to the system in January 2015.

Cost of Revenues

Cost of revenues decreased $0.8 million, or 15%, to $4.5 million for the nine months ended September 30, 2016 compared to $5.3 million for the nine months ended September 30, 2015, primarily due to a reduction in cost of goods sold of $2.0 million related to the System Sale. Excluding the impact of the System Sale, our cost of revenues increased by $1.2 million, or 37%. This increase was primarily due to an increase of $0.6 million, or 49%, in direct labor costs and an increase of $0.5 million, or 193%, in equipment maintenance costs, both driven by an increase in revenue days during the nine months ended September 30, 2016.

Operating Expenses

Depreciation and Amortization. Depreciation and amortization increased $1.1 million, or 70%, to $2.7 million for the nine months ended September 30, 2016 compared to $1.6 million for the nine months ended September 30, 2015. This increase was primarily attributable to additional depreciation expense related to additional systems that were manufactured and added to our fleet.

Salaries, Benefits and Payroll Taxes. Salaries, benefits and payroll taxes decreased $1.1 million, or 36%, to $2.0 million for the nine months ended September 30, 2016 compared to $3.1 million for the nine months ended September 30, 2015. The decrease was primarily due to a reduction in corporate and manufacturing administrative personnel and cost reduction measures taken in response to the reduction in industry activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.2 million, or 10%, to $1.8 million for the nine months ended September 30, 2016 compared to $2.0 million for the nine months ended September 30, 2015 due to a $0.5 million reduction in professional fees and employee recruiting fees and a $0.1 million reduction in travel expenses, offset by an increase in research and development expense of $0.4 million and an increase in equity based compensation expense of $0.1 million.

Other Income (Expense)

Other income (expense) increased $0.4 million to $7,000 for the nine months ended September 30, 2016 compared to $(0.4) million for the nine months ended September 30, 2015. The increase was primarily related to the write-off of a $0.4 million deposit to purchase new railcars during the nine months ended September 30, 2015, the majority of which was recovered through a settlement in December 2015.

Income Tax Expense

Income tax expense decreased $17,000, or 40%, to $26,000 for the nine months ended September 30, 2016 compared to $43,000 for the nine months ended September 30, 2015, due to lower franchise tax expense.

Net loss

Net loss decreased $0.7 million, or 76%, to $(0.2) million for the nine months ended September 30, 2016 compared to $(0.9) million for the nine months ended September 30, 2015, due to the change in revenues and expenses discussed above.

Comparison of Non-GAAP Financial Measures

We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense, including franchise taxes. We define Adjusted EBITDA as EBITDA plus (i) unit-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges.

We believe that our presentation of EBITDA and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be considered alternatives to net income presented in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss for each of the periods indicated.

	Nine months ended September 30,		Change
	2016	2015
	(in thousands)
	(unaudited)
Net income (loss)	$(220)	$(899)	$679
Depreciation and amortization	2,739	1,607	1,132
Interest expense, net	14	12	2
Income taxes(1)	26	43	(17)

EBITDA	$2,559	$763	$1,796
Sand mining and terminal business development costs(2)	—	446	(446)
Non-recurring supplier settlement(3)	—	438	(438)
Unit-based compensation expense(4)	108	28	80

Adjusted EBITDA	$2,667	$1,675	$992

(1)	Income taxes include add-back for franchise tax.
(2)	Represents salaries and related expenses, professional fees, transactional costs, rent and travel expenses incurred in the development of sand mining and terminal assets, which expenses did not recur in 2016.
(3)	Represents reserve for deposits made to a supplier, the majority of which was recovered.
(4)	Represents non-cash compensation costs related to employee options.

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015: EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA increased $1.8 million and $1.0 million, or 235% and 59%, to $2.6 million and $2.7 million for the nine months ended September 30, 2016, respectively, compared to $0.8 million and $1.7 million for the nine months ended September 30, 2015, respectively. The increases were primarily due to an increase in the number of revenue days, which was partially offset by lower average rental rates and the impact of the System Sale in the nine months ended September 30, 2015.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity to date have been capital contributions from our owners, cash flows from operations and borrowings under our Credit Facility. Our primary uses of capital have been capital expenditures to support organic growth and the acquisition of our manufacturing facility and intellectual property. We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in “Use of Proceeds,” we intend to contribute all of the net proceeds we receive from this offering to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds to repay outstanding borrowings under the Credit Facility and for general corporate purposes, including funding our future capital expenditures, working capital and potential acquisitions and strategic transactions. Please see “Use of Proceeds.” Following this offering, we intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We currently estimate that our capital expenditures for 2017 will range from $35.0 million to $45.0 million, the majority of which we expect will be used to manufacture additional systems for our fleet. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We believe that our operating cash flow, proceeds from this offering and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At September 30, 2016, cash and cash equivalents totaled $1.6 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine months ended September 30,		Change
	2016	2015
	(in thousands)
	(unaudited)
Net cash provided by (used in) operating activities	$768	$(234)	$1,002
Net cash used in investing activities	(5,951)	(23,183)	17,232
Net cash provided by (used in) financing activities	(161)	2,462	(2,623)

Net change in cash	$(5,344)	$(20,955)	$15,611

Analysis of Cash Flow Changes Between the Nine Months Ended September 30, 2016 and 2015

Operating Activities. Net cash provided by (used in) operating activities was $0.8 million for the nine months ended September 30, 2016, compared to $(0.2) million for the nine months ended September 30, 2015. The increase in operating cash flow was primarily attributable to an increase in the number of revenue days, partially offset by an increase in accounts receivable as a result of higher rental revenue.

Investing Activities. Net cash used in investing activities was $6.0 million for the nine months ended September 30, 2016, compared to $23.2 million for the nine months ended September 30, 2015 due to a reduction in the manufacturing rate of new proppant systems. During the nine months ended September 30, 2016, $4.7 million of capital expenditures were related to manufacturing new proppant systems, and $1.2 million of capital expenditures were related to capital improvements in our manufacturing facility. During the nine months ended September 30, 2015, $22.4 million of capital expenditures were related to manufacturing new proppant systems, and $0.5 million of capital expenditures were related to capital improvements in our manufacturing facility.

Financing Activities. Net cash provided (used by) by financing activities was $(0.2) million for the nine months ended September 30, 2016, compared to $2.5 million for the nine months ended September 30, 2015. During the nine months ended September 30, 2015, our members made capital contributions of $2.7 million.

Debt Agreements

Credit Facility

On December 1, 2016, we entered into a credit agreement (the “Credit Agreement”) by and among us, the lenders party thereto from time to time and Woodforest National Bank, as administrative agent (the “Administrative Agent”), providing for $11.0 million aggregate principal amount of senior secured credit facilities (the “Credit Facility”). The Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments (the “Advance Loan Facility”) available for borrowing until December 1, 2017 and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments (the “Revolving Facility”) available for borrowing until December 1, 2018. The Revolving Facility permits extensions of credit up to the lesser of $1.0 million and a borrowing base that is calculated by us based upon a percentage of the value of our’ eligible accounts receivable and eligible inventory and equipment, and approved by the Administrative Agent. The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by us to the Administrative Agent. As of December 31, 2016, the borrowing base certificate delivered by us under the Revolving Credit Facility reflected a borrowing base as of such date of $1.0 million. At any time prior to December 1, 2018, and so long as no default or event of default shall have occurred which is continuing under the Credit Facility, we may elect to increase the aggregate revolving credit commitments to an amount not exceeding $2.0 million; provided no lender has any obligations to increase its own revolving credit commitment.

Borrowings under the Credit Facility bear interest at a one-month London Interbank Offered Rate (“LIBOR”) plus an applicable margin and interest shall be payable monthly. The applicable margin ranges from 3.50% to 5.00% depending on our fixed charge coverage ratio. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facility will bear interest at 5.00% plus the otherwise applicable interest rate. The Revolving Credit Facility has a scheduled maturity date of December 1, 2018 and the Advance Loan Facility has a scheduled maturity date of December 1, 2021.

The principal amount of the Advance Loan Facility is payable in monthly installments of 1/48th of the aggregate unpaid principal balance of advance loans under the Advance Loan Facility as of December 1, 2017. No amortization is required with respect to the principal amount of the revolving facility. All outstanding amounts under the Advance Loan Facility will be due on the Advance Loan Facility maturity date and all outstanding amounts under the Revolving Facility will be due on, and the letter of credit commitments will terminate on, the Revolving Facility maturity date or upon earlier prepayment or acceleration.

We may voluntarily prepay the Credit Facility in whole or in part at any time; provided that any prepayments of any portion of Advance Loan Facility prior to December 1, 2018 will incur a prepayment premium of 0.50% of the amount of the Advance Loan Facility prepaid.

The Credit Agreement contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on our ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.

The Credit Agreement requires that we maintain, at all times, a ratio of total indebtedness to consolidated EBITDA of not more than 2.00 to 1.00 and a ratio of consolidated EBITDA to fixed charges of not less than 1.50 to 1.00, and we were in compliance with all such ratios as of December 31, 2016.

As of December 31, 2016, we had $1.5 million in borrowings under the Advance Loan Facility outstanding with $8.5 million in advance loan commitments available and $1.0 million in borrowings under the Revolving Facility outstanding with $0.0 million in revolving commitments available.

Contractual Obligations

The table below provides estimates of the timing of future payments that we are contractually obligated to make based on agreements in place at December 31, 2015.

	Payments Due by Period
	(in thousands)
	Less than 1 year	1 – 3 years	4 – 5 years	Thereafter	Total
Notes Payable(1)	91	131	43	—	265
Estimated interest payments (2)	7	7	1	—	15
Capital lease obligations(3)	25	53	57	129	264
Operating lease obligations(4)	206	77	41	—	324
Purchase commitments(5)	1,259	—	—	—	1,259

Total	$1,588	$268	$142	$129	$2,127

(1)	Notes payable represent payments for financed vehicle purchases and insurance policies. Payments exclude interest payments.
(2)	Estimated interest payments are based on outstanding notes payable balances as of December 31, 2015. Interest rates are based on the weighted average rates as of December 31, 2015.
(3)	Capital lease obligations include payments for our capital lease of a building at our Early, Texas manufacturing facility with the City of Early, Texas.
(4)	Operating lease obligations include payments for office rent and various equipment leases.
(5)	Purchase commitments represent anticipated future payments to third-party suppliers for raw materials and purchased parts used in the manufacturing and repair of our systems. The purchase commitments represent open purchase orders to our suppliers.

Tax Receivable Agreement

With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. For further discussion regarding such an acceleration and its potential impact, please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Currently, our market risks relate to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

The market for our services is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the exploration and production and oilfield services industries. We do not currently intend to hedge our indirect exposure to commodity price risk.

Interest Rate Risk

As of September 30, 2016, we did not have any variable rate long-term debt outstanding, though we currently are subject to interest rate risk on a portion of our long-term debt under the Credit Facility entered into on December 1, 2016.

Credit Risk

The majority of our trade receivables have payment terms of 60 days or less. As of September 30, 2016 the top three trade receivable balances represented 19%, 18% and 12% respectively, of total accounts receivable. As of December 31, 2015, the top three trade receivable balances represented 27%, 19% and 17%, respectively, of total accounts receivable. We mitigate the associated credit risk by performing credit evaluations and monitoring the payment patterns of its customers.

Critical Accounting Policies and Estimates

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex estimates and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our combined financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

Revenue Recognition

We currently generate revenue primarily through the rental of our systems and related services, including transportation of our systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes. The master service agreements generally establish terms and conditions for the provision of our systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The services are generally priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer.

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured. Revenue is recognized as services are performed.

Accounts Receivable

Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned, but not yet billed less an estimated allowance for doubtful accounts (if any). Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. We consider accounts outstanding longer than the payment terms past due. We determine the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. However, it is reasonably possible that the estimates of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. As of September 30, 2016 and December 31, 2015, we had $0.1 million and $0 of allowance for doubtful accounts, respectively.

Inventories

Inventories consists of materials used in the manufacturing of the proppant systems, which include raw materials and purchased parts. Inventory purchases are recorded initially at cost and issued at weighted average cost when consumed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or fair value for assets acquired, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful service lives of the assets. Systems that are in the process of being manufactured are considered property, plant and equipment. However, the systems in process do not depreciate until they are fully completed. Systems in process are a culmination of material, labor and overhead.

The costs of ordinary repairs and maintenance are charged to expense as incurred, while significant enhancements, including upgrades or overhauls, are capitalized. The determination of whether an expenditure should be capitalized or expensed requires management judgment in the application of how the costs benefit future periods, relative to our capitalization policy. Costs that increase the value or materially extend the life of the asset are capitalized and depreciated over the remaining useful life of the asset. When property and equipment are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Impairment of Long-Lived and Other Intangible Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is assessed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets. When alternative courses of action to recover the carrying amount of the asset group are under consideration, estimates of future undiscounted cash flows take into account possible outcomes and probabilities of their occurrence, which require us to apply judgment. If the carrying amount of the asset is not recoverable based on its estimated undiscounted cash flows expected to result from the use and eventual disposition, an impairment loss is recognized in an amount by which its carrying amount exceeds its estimated fair value. The inputs used to determine such fair value are primarily based upon internally developed cash flow models. Our cash flow models are based on a number of estimates regarding future operations that are subject to change. There was no impairment for the year ended December 31, 2015 and the nine months ended September 30, 2016.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions, or fair value of contributed assets, over the fair value of the net assets acquired and consists of synergies in combining operations and other intangible assets which do not qualify for separate recognition. We evaluate goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. The recoverability of the carrying value is assessed based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to our overall operations. These types of analyses contain uncertainties because they require us to make judgments and assumptions regarding future profitability, industry factors, planned strategic initiatives, discount rates and other factors. There was no impairment for the year ended December 31, 2015 and the nine months ended September 30, 2016.

Unit-Based Awards

We follow the fair value recognition provisions in accordance with GAAP. Under the fair value recognition provisions, unit-based compensation cost is measured at the grant date based on the fair value of the award and is amortized to compensation expense on a straight-line basis over the awards’ vesting period, which is generally the requisite service period. Since we have not historically been publicly traded we do not have a listed price with which to calculate fair value. We have historically and consistently calculated fair value using the Black-Scholes option-pricing model. This valuation approach involves significant judgments and estimates, including estimates regarding our future operations, price variation and the appropriate risk-free rate of return.

Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies —Recently Accounting Pronouncements” to our unaudited condensed consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015, and our audited consolidated financial statements as of and for the year ended December 31, 2015, included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

Under the JOBS Act, we expect that we will meet the definition of an “emerging growth company,” which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, however we plan to elect to opt out of such exemption (this election is irrevocable).

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary—Our Emerging Growth Company Status.”

Off Balance Sheet Arrangements

We have no material off balance sheet arrangements, except for operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

INDUSTRY OVERVIEW

Unless otherwise indicated, the information set forth in this “Industry Overview,” including all statistical data and related forecasts, is derived from Spears & Associates’ “Hydraulic Fracturing Market 2005-2017” published in the fourth quarter 2016, and Baker Hughes’ “North America Rotary Rig Count” published on February 3, 2017. We believe that the third-party sources are reliable and that the third-party information included in this prospectus is accurate and complete. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

We manufacture and provide patented mobile proppant management systems that enhance the delivery of proppant used in the hydraulic fracturing of oil and natural gas wells. Hydraulic fracturing is the most widely used method for stimulating increased production from wells. The process consists of pumping fluids, mixed with granular proppants, into the geologic formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock. Proppant-filled fractures create conductive channels through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the surface. Among oilfield service subsectors, recent developments in drilling and completion techniques have had a disproportionately positive impact on demand for hydraulic fracturing and related services, including the demand for proppant solutions.

Proppant Supply

Raw frac sand, the most prevalent proppant used in hydraulic fracturing operations, is a naturally occurring mineral that is mined and processed. After processing, most frac sand is shipped in bulk from the processing facility to customers by rail, barge or truck. Rail is the predominant method of long distance sand shipment to applicable basins. Once proppant reaches the basin it serves, truck transportation is the primary method of transportation to a customer’s well site.

While we do not currently anticipate any shortages in the supply of the raw frac sand used in hydraulic fracturing operations, supplies of high-quality raw frac sand are limited to select areas, predominantly in western Wisconsin and limited areas of Minnesota and Illinois. Accordingly, transportation costs often represent a significant portion of the customer’s overall product cost, and transferring large quantities of proppant to the well site presents a number of challenges, including the cost and management of last mile logistics. In particular, today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well, which creates bottlenecks in the storage, handling and delivery of proppant. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling. We believe our systems enhance the management and delivery of proppant from mines or transload facilities to well sites.

Demand Trends and Outlook

Demand for proppant logistic systems and services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our systems and services is driven by several factors including rig count, well count, service intensity, well design (lateral length), completion design (number of fracturing stages and proppant per lateral foot) and the timing of well completions.

Oil and natural gas production from an individual well will generally exhibit its highest production level in the months immediately following its completion, and production will decline over time thereafter. Producers must continuously drill new wells to offset production declines and maintain overall production levels. Tight oil and shale gas wells typically experience faster production declines during their first few years of production than conventional wells. Spears projects that the number of horizontal wells drilled in North America will increase from 8,169 in 2016 to 16,860 in 2020, a compound annual growth rate of 19.9%. Additionally, operators are beginning to perform secondary hydraulic fracturing of existing wells in order to maintain and increase overall production levels. We believe these efforts to offset steep production declines in unconventional oil and natural gas reservoirs will be a strong driver of future proppant and hydraulic fracturing services demand growth.

According to Spears, the U.S. proppant market, including raw frac sand, ceramic and resin-coated proppant, was approximately 54 million tons in 2015. Market demand in 2015 dropped by approximately 27% from 2014 record demand levels (and a further estimated decrease of 33% in 2016 from 2015) due to the downturn in commodity prices since late 2014, which led to a corresponding decline in oil and natural gas drilling and production activity. However, oil prices have increased since the 12-year low recorded in February 2016, reaching $54.01 in December 2016. In response to the improved expected financial returns generated by these increases in hydrocarbon prices, exploration & production companies have increased their capital spending on drilling and completion services in the second half of 2016, and as a result, demand for oilfield services activities has improved. According to Baker Hughes’ North American Rig Count, the number of active total drilling rigs in the United States increased from a low of 404 rigs, as reported on May 27, 2016, to 729 active drilling rigs as reported on February 3, 2017. Spears estimates that from 2016 through 2020 proppant demand will grow by 36.5% per year, from 36 million tons per year to 125 million tons per year, representing an increase of approximately 89 million tons in annual proppant demand over that time period.

Derived from Spears & Associates’ “Hydraulic Fracturing Market, 2005-2017”, published Fourth Quarter 2016

Demand growth for proppants and, in turn, our systems is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, including (i) increases in the percentage of rigs that are drilling horizontal wells, (ii) increases in pad drilling and simultaneous fracturing/wireline operations, (iii) increases in the length of the typical horizontal wellbore, (iv) increases in the number of fracture stages in a typical horizontal wellbore, (v) increase in the amount of proppant loaded per lateral foot and (vi) increases in the enforcement of existing HS&E regulations and the issuance of additional HS&E regulations. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. The percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 42.2% in 2009 to 78.6% in 2016, and as of February 3, 2017, the percentage of rigs drilling horizontal wells is 81.8%

according to the Baker Hughes Rig Count. Moreover, the increase of pad drilling has led to a more efficient use of rigs, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at a greater rate than overall rig count. Spears estimates that in 2018, proppant demand will exceed the 2014 peak (of approximately 74 million tons) and reach 85 million tons even though the projection assumes approximately 11,000 fewer wells will be drilled. Spears estimates that average proppant usage per well will be approximately 7,400 tons per well by 2020.

The following table illustrates the steadily increasing intensity of proppant use in horizontal wells.

Derived from Spears & Associates’ “Hydraulic Fracturing Market, 2005-2017”, published Fourth Quarter 2016

Supply and Demand Dynamics in the Proppant Systems and Services Market

The increase in proppant demand per well, coupled with increasing completion activity levels is expected to place a strain on the industry’s proppant logistics infrastructure, including in-basin proppant terminals and last-mile proppant transportation assets. As the market for proppant logistics services tightens, we believe this may lead to a general increase in demand and pricing for our systems. With demand for our systems in excess of current supply and the ability of our systems to handle the most complex, highest intensity proppant logistics jobs, we are optimally positioned to benefit from increasing pricing trends.

BUSINESS

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas E&P companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as Schlumberger Limited and ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 32 systems. We currently have more demand for our systems than we can satisfy with our existing fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics. Today’s horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously, which we believe is at least four times the number of trucks our competitors can unload simultaneously in a comparative footprint. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers’ costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary IMS system, which enables our customers to track inventory levels in, and delivery rates from, each silo in a system. Our IMS system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. Access to this data and the ability to integrate it into existing monitoring systems allows our customers to realize efficiencies throughout the proppant supply chain and across multiple well sites.

Our system improves well site safety by reducing respirable dust, decreasing the number of well site personnel and providing enhanced lighting. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015.

We manufacture our systems in our facility in Early, Texas, which is proximate to some of the most prolific oil and natural gas producing regions in the country. We are currently manufacturing approximately two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding this facility. Our vertically integrated manufacturing capability allows us to better control our supply chain and incorporate improvements and additional features into our systems based on our experience and customer feedback. Additionally, we believe that controlling our manufacturing process provides us cost advantages that improve our returns on capital.

As illustrated in the following chart, we have increased our total system revenue days, defined as the combined number of days our systems earned revenues, in nine of the last ten quarters, and we have increased our system revenue days by more than 1,200% from the second quarter of 2014 to the fourth quarter of 2016, representing a 172% compound annual growth rate.

Current Market Trends and Challenges

Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s oil and natural gas reservoirs by utilizing advanced drilling and completion techniques, such as horizontal drilling and hydraulic fracturing. Recently, there has been an increase in proppant demand as E&P companies have shifted toward:

•	drilling more and longer horizontal wells;

•	completing more hydraulic fracturing stages and utilizing more proppant per lateral foot;

•	utilizing multi-well pads; and

•	accelerating completion rates through “zipper fracs,” or the process of completing multiple adjacent wells simultaneously.

We believe the increase in completion activity levels and proppant demand per well, coupled with the complexities associated with the management of last-mile proppant logistics, will place a strain on the industry’s logistics infrastructure. Additionally, increased focus on cost control and increased HS&E regulation has created numerous operational challenges that cannot be solved with labor intensive proppant storage equipment, such as those that utilize individual containers for on-site proppant storage and handling.

Our Solution

Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site. Our system provides:

•	Streamlined last mile logistics. Our system improves proppant supply chain management in several ways, including:

•	Increased on-site storage capacity. Our systems provide triple the storage capacity as compared to traditional systems in half the geographic footprint. Greater inventory at the well site provides a buffer for volatility in the proppant delivery supply chain, which can be caused by a number of factors, including congestion on roads or at transloads or mines, weather or equipment failure;

•	Increased offloading capacity. Each system has 24 truck unloading positions, which provides capacity to unload up to 1.5 million pounds of proppant per hour. Our offloading capacity increases the efficiency of proppant hauling assets, including reducing truck demurrage and the fleet size required to deliver a given number of truckloads of proppant to a well site; and

•	Real-time inventory and consumption monitoring. Our integrated IMS system delivers real-time proppant inventory and consumption levels, both in the well site data van and remotely through our mobile device application and website. This data can be used by our customers to better manage the delivery of proppant across different well sites and operating areas.

•	Improved execution to meet today’s completion designs. Our system enables our customers to complete more fracturing stages per day and addresses the challenge of delivering increasing amounts of proppant per well by providing:

•	On-demand inventory controlled from a single point. When filled to capacity, our typical system can deliver 2.5 million pounds of proppant on-demand from a single point of control. Our system is operated by one person at the well site. The operator uses a single touch screen control box to operate the entire system;

•	Discrete and easily identifiable inventory. High volume stages require rapid delivery of proppant. Proppant types are identified by individual silo and labeled in the control box and in the IMS system. Accessing and delivering inventory does not require visually identifying and physically moving individual containers; and

•	Simultaneous loading and unloading of proppant from each silo. Because each silo in a system has an enclosed loading process, our customers can simultaneously deliver proppant into the blender and re-fill the same silo, thereby enabling our customers to maintain adequate proppant inventory levels on site to meet their completion design needs.

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Innovative system that enhances completion efficiency while reducing cost of last mile logistics. Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers’ cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers’ costs.

•	Blue-chip and growing customer base in active oil and gas basins in the United States. We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources, Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as Schlumberger Limited and ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation, the Marcellus Shale/Utica Shale and the Haynesville Shale and Cotton Valley. As of February 3, 2017, more than 70% of our current fleet was deployed to customers who are renting multiple systems.

•	Scalable, vertically integrated manufacturing capability. Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we intend to build an additional 22 to 26 systems in 2017 in response to customer demand.

•	Capital-efficient business model resulting in strong operational cash flow. Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which enables us to generate strong operational cash flow.

•	Strong balance sheet and financial flexibility. We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $ million in liquidity from cash on hand and $ available capacity under our credit facility, which will be undrawn. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

•	Track record of providing safe operations and equipment. We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

•	Seasoned management team with extensive industry experience. The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

Business Strategies

Our principal business objective is to increase shareholder value by profitably growing our business. We expect to achieve this objective through the following business strategies:

•	Capitalize on favorable industry trends to expand our fleet and increase market penetration. We have increased our total system revenue days in nine of the last ten quarters, and we have increased our system revenue days by more than 1,200% from the second quarter of 2014 to the fourth quarter of 2016. We currently have more demand for our systems than we can satisfy with our current fleet. We intend to build an additional 22 to 26 systems in 2017 in response to this demand and to expand our market penetration and increase our geographic presence.

•

Develop and expand relationships with existing and new customers. We target well-capitalized customers that we believe will be long-term participants in the development of resources in the U.S., value safe and efficient operations, have the financial stability and flexibility to weather industry cycles and seek to develop a long-term relationship with us. We believe our unique service offering, high-quality assets, safety record and diverse geographic footprint with basin density in some of the most active basins position us well to expand and develop relationships with our existing and new customers. These qualities, combined with our track record of success, have resulted in the continued and new award of service work by our customers and by an expansion of the basins in which we operate for these customers. We believe these arrangements will provide us an attractive revenue stream while leaving us the ability to deploy additional systems as industry demand and pricing continue to recover.

•	Develop additional proppant logistics capabilities. We intend to develop additional logistical capabilities throughout the proppant supply chain organically and by formalizing alliances with product and service providers. We may also pursue greenfield development of transload facilities and evaluate opportunities to provide additional logistics related services to our customers. In addition, our research and development team is currently developing a non-pneumatic well site loading option which will provide our customers with additional logistics flexibility.

•	Identify and develop new product and service offerings. Our engineering team is focused on leveraging our patented system to expand our service and product capabilities. We believe our commitment to investing in research and development will result in the development of additional products and services, which could include management of liquids, such as chemicals and acid and associated logistics.

•	Pursue accretive acquisitions to add complementary services or products to our platform. We may pursue strategic and accretive acquisitions to add complementary products and services to our platform. Our management team has a strong track record of strategically targeting key product opportunities and completing accretive transactions. We plan to pursue a disciplined acquisition strategy that allows us to develop proprietary deal flow by identifying emerging industry trends and existing platforms positioned to capitalize on these trends.

Our History

We were formed in 2014 in connection with the purchase of two proppant systems from Loadcraft Industries, Ltd., the original manufacturer of the systems, under an exclusive marketing arrangement. In September 2014, we acquired Loadcraft Industries’ proppant system manufacturing business, including a manufacturing facility located in Early, Texas, and commenced our manufacturing operations.

Since 2014, we have grown our fleet of proppant systems from two systems to 32 systems, improved the capabilities of our systems and developed additional potential product offerings. Such improvements and offerings include:

•	Development of our third generation and current control system, which uses Rockwell Automation and Allen-Bradley components, has a program logic control based monitoring and operating platform, and is operated by a single technician from a single point;

•	Development of our proprietary IMS system, which supplements our control system by measuring real time proppant inventory levels and delivery rates both in the well site data van and remotely through our mobile device application and website;

•	Design and construction of alternative conveyor belt discharge heads that we believe can be integrated with the vast majority of frac blender designs; and

•	Design and construction of custom bolt-on tarps to reduce the amount of time proppant is exposed to the open air which we believe reduces silica dust that can occur in the handling of proppant.

We currently own 32 six-silo systems across the U.S., and we currently use 68 silo transportation trailers to manage transportation of our systems. The following table provides locations of our fleet as of February 6, 2017:

Location	Number of Systems
Permian Basin	15
Eagle Ford Shale	10
STACK/SCOOP Formation	4
Haynesville Shale	1
Marcellus Shale/Utica Shale	1
Early Facility	1

System Design

Our patented mobile proppant management systems typically contain six silos, two base units, one central conveyor, and one IMS system. Each of the six silos has the capacity to store up to 420,000 pounds of proppant (4,200 cubic feet). Three silos are positioned on each base and the central conveyor is positioned between the two base units. A six-silo configuration includes twenty-four unloading points, which we believe allows us to unload at least four times the number of trucks that our competitors can unload simultaneously in a comparative footprint. The six-silo configuration also provides increased inventory capacity compared to other systems, which reduces the amount of truck demurrage, or wait time, at the well site.

Our systems are powered with a single diesel generator. Hydraulic power is not required to operate our system; instead, the systems’ motors are electrically driven and operate at variable speeds. Electricity is provided by one of two diesel generators that are standard on the systems while the other serves as a backup for redundancy purposes. The flow of proppant into the well site blender is controlled by the speed of the system’s conveyors, which reduces the amount of proppant spillage and silica dust typically associated with labor-intensive, gate-controlled handling equipment. In addition, each silo contains a dust collection system that can handle up to 4,300 cubic feet per minute of proppant flow, which is the equivalent of unloading four pneumatic trucks simultaneously. Each system is also equipped with industrial-grade LED lighting located approximately 55 feet above the well site that provides 336,000 lumens of lighting on the well site.

Our systems are operated using our third-generation Rockwell Automation control system and each system is equipped with our integrated IMS system. The system can be operated by a single individual, who controls the flow of proppant into the well site blender from a rugged, LED-lit Allen-Bradley suitcase touch screen. Our proprietary IMS system enables our customers to track real time proppant inventory levels in and delivery rates from each silo. Our IMS system provides critical information to our customers both directly in the well site data van and remotely through our mobile device application and website. The availability of this data and the ability to integrate the data into existing monitoring systems enables our customers to realize efficiencies through better managing the delivery of proppant throughout the proppant supply chain and across multiple well sites.

Additionally, our systems are highly mobile and can be easily deployed to any North American basin in response to industry activity levels. Our systems do not require specialized equipment to transport and deliver proppant to the well site. Rather, our system is compatible with standard pneumatic trailers, the industry’s most abundant proppant transportation option. Our systems are also compatible with other completion equipment, including blending units and pressure pumping fleets, and can store and deliver a full range of proppants, including raw frac sand, resin coated sand and ceramic proppant. The system’s compatibility with other well site equipment provides E&P operators with the flexibility to select their preferred choice of pressure pumper and proppant type.

Our systems require minimal maintenance for continued operation in the field, primarily consisting of routine replacement of fill tube components and routine maintenance of generators, all of which can be performed in the field without returning the systems to our manufacturing facility. Additionally, our systems have been configured with multiple redundancies, such as dual generators, dual central conveyor belts and twenty-four truck unloading positions, which further improve the overall reliability and efficiency of our customers’ operations and enable them to complete more fracturing stages per day.

Early, Texas Manufacturing Facility

We manufacture our systems in our manufacturing facility located in Early, Texas. Early is located in central Texas, which provides convenient access to our most active operating areas, the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. We acquired our Early facility in September 2014 and have made capital improvements and improved the workflow in the plant to streamline the production process, increase output and reduce the cost of manufacturing our systems. We believe our Early facility currently has the capacity to produce up to four systems per month without any expansion.

Our Early facility is located on 10.8 acres of contiguous land and includes over 100,000 square feet of covered manufacturing space. We manufacture new systems at the facility and, when appropriate, make repairs to and upgrade our systems. We cut, roll, weld and assemble our systems, including our custom transportation trailers, at the facility. Machinery and capabilities at our Early facility include steel rolling machines, overhead cranes, trunnions, positioners, I-beam assemblies, plasma tables and a paint booth.

We made capital improvements at our Early facility in late 2015 and early 2016 to streamline our manufacturing processes, including adding welding trunnions, production fixtures and overhead crane capacity that reduce the amount of time required to weld and assemble our systems. In addition, we reconfigured the layout of the plant to improve the manufacturing process flow. We believe our Early facility is a competitive advantage that provides us with a greater ability to control manufacturing costs, as well as additional supply chain and quality security and research and development capabilities.

We have historically outsourced the manufacturing of some of our system components in order to increase our manufacturing rate to meet market demand. All systems are completed and inspected in our Early facility to ensure quality control before entering the field.

Raw Materials and Key Suppliers

The primary raw materials used in the manufacturing of our systems are steel in the form of plate, bar stock and square and round tubing. We purchase steel and most other raw materials and components on the open market and rely on third parties for providing certain materials, including axles, motors and generators. We believe that we will be able to obtain an adequate supply of raw materials and finished goods to meet our manufacturing requirements because these items are generally available from multiple sources. However, prices for such raw materials and finished goods can fluctuate widely and represent a significant portion of the cost of manufacturing our systems. Accordingly, our cost of revenue and capital costs may be affected by changes in the market price or disruptions in the availability of raw materials, components and sourced finished goods, and significant increases in the cost of steel or other raw materials and motors, generators and other components could adversely affect our revenues or increase our costs. Steel represents 10% to 15%, purchased parts represent 40% to 50% and labor and indirect manufacturing costs represent 30% to 40% of the total cost of manufacturing a typical system.

We purchase the materials used in the manufacturing of our systems from various suppliers. Occasionally, we also work with select third-party manufacturers to fabricate certain components to supplement our internal production capacity during periods of peak demand. During the year ended December 31, 2015, we purchased 5% or more of our materials or purchased parts, as a percentage of our total spend on materials and purchased parts on our systems during the year, from each of RNB Controls, Inc. and Graham Equipment & Manufacturing, LTD.

During the nine months ended September 30, 2016, we purchased more than 5% of our materials or equipment, as a percentage of our total spend on materials and equipment purchases during the period, from RNB Controls, Inc., Delta Steel, Inc., Supreme Electrical Services, Inc. Stewart & Stevenson, LLC and Hydradyne, LLC.

We have historically relied on one supplier for the motors that we use in our systems, which are a critical component. To date, we have generally been able to obtain these motors and other equipment, parts and supplies necessary to support our manufacturing operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, including with respect to the supplier of our motors, we may not always be able to make alternative arrangements in the event of any interruption or shortage in the supply of certain of our materials. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Our Customers and Contracts

Our core customers are major E&P and oilfield service companies. We have executed more than 30 master service agreements (“MSAs”) with our customers. Generally, the MSAs govern the relationship with our customers with specific work performed under individual work orders, and we typically provide our services on a monthly basis. For the year ended December 31, 2015, Nabors Completion & Production, Sanjel (USA) Inc, Encana Services Company Ltd. and Apache Corporation accounted for approximately 20%, 19%, 14% and 12%, respectively, of our total revenues. For the nine months ended September 30, 2016, EOG Resources, Inc. and Frac-Tech International accounted for approximately 46% and 10%, respectively, of our total revenues. More than 70% of our current fleet is deployed to customers who are renting multiple systems.

Competition

The oil and gas services industry is highly competitive. Please read “Risk Factors—Risks Related to Our Business—We face significant competition that may impede our ability to gain market share or cause us to lose market share.” There are numerous large and small services companies in all regions of the United States with whom we compete. We face competition from proppant producers and proppant transporters who also offer solutions for unloading, storing and delivering proppant at well sites and also from competitors who, like us, are exclusively focused on developing more efficient last mile logistics management systems. Our main competitors include U.S. Silica, Proppant Express Solutions, FB Industries Inc., National Oilwell Varco, Inc., Charlton and Hill and Tycrop.

Although some of our competitors have greater financial and other resources than we do, we believe that we are well positioned competitively due to our existing market share, patented protected technology, unique service offerings, low cost of operation and strong operational track record. The most important factors on which we compete are product and service quality, performance, reliability and price. Demand for our systems and the prices that we will be able to obtain for our systems, are closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing activity, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, price and availability of proppant, including raw frac sand, resin-coated sand and ceramic proppant.

Environmental and Occupational Health and Safety Regulations

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to worker health and safety and protection of the environment. Compliance with these laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations in particular areas. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, the occurrence of delays in the permitting or performance of projects, or waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions adverse to our operations will not cause us to incur material costs or that such future compliance will not have a material adverse effect on our business and operating costs.

The following is a discussion of material environmental and worker health and safety laws, as amended from time to time, that relate to our operations or those of our customers that could have a material adverse effect on our business.

Air Emissions

Our and our customers’ operations are subject to the CAA and analogous state laws, which restrict the emission of air pollutants and impose permitting, monitoring and reporting requirements on various sources. These regulatory programs may require us or our customers to install emissions abatement equipment, modify operational practices, and obtain permits for existing or new operations. Obtaining air emissions permits has the potential to delay the development or continued performance of operations. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or to address other air emissions-related issues. Changing and increasingly stricter requirements, future non-compliance, or failure to maintain necessary permits or other authorizations could require us to incur substantial costs or suspend or terminate our operations.

Climate Change

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, a number of states or groupings of states are addressing GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Depending on the particular program, we could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the EPA has adopted regulations controlling GHG emissions under its existing authority under the CAA. For example, following its findings that emissions of GHGs present an endangerment to human health and the environment because such emissions contributed to warming of the Earth’s atmosphere and other climatic changes, the EPA has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the United States on an annual basis. Also, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions. The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our systems, results of operations, and cash flows. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas our customers produce, which could reduce demand for our systems. Finally, it should be noted that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.

Water Discharges

The federal Clean Water Act (“CWA”), and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure (“SPCC”) requirements require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture or leak, and the development and maintenance of SPCC plans at our or our customers’ facilities. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the Army Corps of Engineers pursuant to an appropriately issued permit. The EPA has issued final rules attempting to clarify the federal jurisdictional reach over waters of the United States but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals as that appellate court and several other district courts ponder lawsuits opposing implementation of the rule. In January 2017, the U.S. Supreme Court accepted review of the rule to determine whether jurisdiction rests with the federal district or appellate courts. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Hydraulic Fracturing

We manufacture and operate proprietary equipment and provide well site services that enhance the delivery of proppant used by hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of natural gas and oil from low permeability hydrocarbon bearing subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into the formation to fracture the surrounding rock, increase permeability and stimulate production. Although we do not directly engage in hydraulic fracturing activities, our customers use our systems in their hydraulic fracturing activities. While the U.S. Congress has from time to time considered regulation of hydraulic fracturing, no such legislation has been adopted. Rather, hydraulic fracturing is typically regulated by state oil and natural gas commissions and similar agencies. Also, some states have adopted, and other states are considering adopting, regulations that could impose new or more stringent permitting, disclosure or well construction requirements on hydraulic fracturing operations. Aside from state laws, local land use restrictions may restrict drilling in general or hydraulic fracturing in particular. Municipalities may adopt local ordinances attempting to prohibit hydraulic fracturing altogether or, at a minimum, allow such fracturing processes within their jurisdictions to proceed but regulating the time, place and manner of those processes. In addition, federal agencies have started to assert regulatory authority over the process and in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances, including as a result of water withdrawals for fracturing in times or areas of low water availability or due to surface spills during the management of fracturing fluids, chemicals or produced water. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly limit or otherwise regulate the hydraulic fracturing process.

The adoption of new laws or regulations at the federal or state levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could adversely impact demand for our systems. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our systems, have a material adverse effect on our business, financial condition and results of operations.

Non-Hazardous and Hazardous Wastes

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate. In the course of our operations, we generate waste that are regulated as non-hazardous wastes and hazardous wastes, obligating us to comply with applicable standards relating to the management and disposal of such wastes. In addition, drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, following the filing of a lawsuit in the U.S. District Court for the District of Columbia in May 2016 by several non-governmental environmental groups against the EPA for the agency’s failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, the EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court on December 28, 2016. Under the decree, the EPA is required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. If the EPA proposes a rulemaking for revised oil and as waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our customers’ costs to manage and dispose of generated wastes and a corresponding decrease in their drilling operations, which developments could have a material adverse effect on our business.

Site Remediation

The CERCLA and comparable state laws impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. We have not received notification that we may be potentially responsible for cleanup costs under CERCLA at any site.

Endangered Species

The Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. As a result of one or more settlements entered into by the U.S. Fish and Wildlife Service ,that agency is required to consider listing numerous species as endangered or threatened under the Endangered Species Act by specified timelines. Current ESA listings and the designation of previously unprotected species as threatened or endangered in areas where we or our customers operate could cause us or our customers to incur increased costs arising from species protection measures and could result in delays or limitations in our or our customers’ performance of operations, which could adversely affect or reduce demand for our systems.

State and Local Regulation

We are subject to a variety of state and local environmental review and permitting requirements. Some states, including Texas where our manufacturing facility is located, have state laws similar to major federal environmental laws and thus our operations are also subject to state requirements that may be more stringent than those imposed under federal law. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations, and scenic areas. Texas has specific permitting and review processes for oilfield service operations, and state agencies may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building, and transportation requirements.

Intellectual Property

We continuously seek to innovate our manufacturing processes and product and service offerings to enhance our operations and deliver increased value to our customers. Our engineering team is focused on continuing to improve our manufacturing operations, expanding the capabilities of our systems and enhance our service offerings. We believe our investment in research and development will result in the development of complementary products and services, which will provide a competitive advantage as our customers focus on extracting oil and natural gas in the most economical and efficient ways possible.

We seek patent and trademark protections for our technology when we deem it prudent, and we aggressively pursue protection of these rights. We believe our patents, trademarks, and other protections for our proprietary technologies are adequate for the conduct of our business and that no single patent or trademark is critical to our business. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we take commercially reasonable measures to protect trade secrets and other confidential and/or proprietary information relating to the technologies we develop.

As of December 31, 2016, we had two issued patents; one utility patent application and two provisional patent applications in the United States relating to our systems and services and other technologies. Our issued patents expire, if all of the maintenance fees are paid, between 2032 and 2033. We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, any patents may be contested, circumvented, found unenforceable or invalid, and we may not be able to prevent third parties from infringing them.

Properties and Insurance

Our principal properties are described above under the caption “—Early, Texas Manufacturing Facility.” We believe that our properties and facility are adequate for our operations and are maintained in a good state of repair in the ordinary course of our business. However, our assets may be affected by natural or man-made disasters and other external events that may disrupt our manufacturing operations. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.

Further, claims for loss of oil and natural gas production and damage to formations can occur in our industry. Litigation arising from a catastrophic occurrence at a location where our systems are deployed may result in our being named as a defendant in lawsuits asserting large claims.

We believe that our insurance coverage is customary for the industry in which we operate and adequate for our business. To address the hazards inherent in our business, we maintain insurance coverage that includes first-party physical damage coverage, third-party general liability insurance, auto liability, employer’s liability, environmental liability and other coverage, although coverage for environmental related losses is subject to certain limitations. However, we do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

We customarily enter into MSAs with our customers that delineate our customer’s and our respective indemnification obligations with respect to the systems we deploy. Generally, under our MSAs, we assume responsibility for pollution, contamination and other damage originating from any negligence or willful misconduct in our operation of the system. However, we generally do not assume responsibility for any other pollution or contamination that may occur during operations, including any pollution or contamination which may result from the actual proppant used on the well site, including pollution or contamination that may result from seepage or any other uncontrolled disbursement of proppant. While we have not received claims relating to pollution or contamination in the deployment of our systems, if we are ultimately deemed responsible, our obligations may include the control, removal and clean-up of any pollution or contamination. In such cases, we may be exposed to additional liability if we are negligent or commit willful acts causing the pollution or contamination. We routinely attempt to require and are sometime successful in requiring our customers to agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that their employees are injured by operating our systems, unless the loss is a result of our negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from the gross negligence or willful misconduct of our customer. The same principals often apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited by negligence or misconduct. Losses due to catastrophic events are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses above our insurance coverage that could materially and adversely affect our financial condition and results of operations.

Legal Proceedings

Due to the nature of our business, we may become, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, there are no pending litigation, disputes or claims against us which, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

Employees

As of December 31, 2016, we employed 101 people and received services from eight other individuals employed by Solaris Energy Management, LLC pursuant to an Administrative Services Agreement. For additional information, please see “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates.” None of our employees are subject to collective bargaining agreements. We consider our employee relations to be good.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and description of the business experience of our executive officers and directors, as of February 2, 2017.

Name	Age	Position with Solaris Oilfield Infrastructure, Inc.
William A. Zartler	51	Founder and Chairman
Gregory A. Lanham	52	Chief Executive Officer and Director
Kyle S. Ramachandran	32	Chief Financial Officer
W. Howard Keenan, Jr.	66	Director Nominee

William A. Zartler—Founder and Chairman. William A. Zartler is our Chairman and has served as a member of our board of directors since February 2017 and a manager of our predecessor since October 2014. Mr. Zartler founded Loadcraft Site Services, LLC and served as its Chief Executive Officer and Chairman from February 2014 to September 2014. Mr. Zartler served as our predecessor’s Chief Executive Officer and Chairman from October 2014 to January 2017. Mr. Zartler has extensive experience in both energy industry investing and managing growth businesses. Prior to founding our predecessor, Mr. Zartler was a founder and Managing Partner of Denham Capital Management (“Denham”), a $7 billion global energy and commodities private equity firm. Mr. Zartler led Denham’s global investing activity in the midstream and oilfield services sectors and served on the firm’s Investment and Executive Committees. Previously, Mr. Zartler held the role of Senior Vice President and General Manager at Dynegy Inc., building and managing the natural gas liquids business. Mr. Zartler began his career at Dow Hydrocarbons and Resources. Mr. Zartler received a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Masters of Business Administration from Texas A&M University. Mr. Zartler serves on the Engineering Advisory Board of the Cockrell School of Engineering at the University of Texas at Austin.

We believe that Mr. Zartler’s industry experience and deep knowledge of our business makes him well suited to serve as a member of our board of directors

Gregory A. Lanham—Chief Executive Officer and Director. Gregory A. Lanham was named our Chief Executive Officer and Director in February 2017. From December 2015 to January 2017, Mr. Lanham was founder and Chief Executive Officer of Accendo Services LLC, where he advised private equity firms and credit investors on various investment opportunities in the oilfield services sector. From November 2012 to November 2015, Mr. Lanham served as Chief Executive Officer and Director of FTS International, the then largest private oilfield service company in North America. Prior thereto, Mr. Lanham served as Managing Director at Temasek Holdings (PTE.) Ltd, an investment holding company with $250 billion of assets under management. Mr. Lanham began his career at Anadarko Petroleum Corporation, where he spent twenty years in increasing roles of global responsibility. In 2015, Mr. Lanham was selected as the EY Entrepreneur Of The Year® Southwest in the Energy category. Mr. Lanham serves on the board of directors of CONSOL Energy Inc., a leading diversified energy producer listed on the NYSE and Stallion Oilfield Services. Mr. Lanham received his B.S. in Petroleum Engineering from the University of Oklahoma.

Mr. Lanham has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualifies to serve as a member of our board of directors.

Kyle S. Ramachandran—Chief Financial Officer. Kyle S. Ramachandran was named our Chief Financial Officer in February 2017. Mr. Ramachandran was previously our Vice President, Corporate Development and Strategy from 2014 to January 2017. From 2011 to 2013, Mr. Ramachandran was a member of the Barra Energia management team, a private equity sponsored E&P company based in Rio de Janeiro. From 2009 to 2011,

Mr. Ramachandran was an Associate at First Reserve, a global energy-focused private equity firm. Mr. Ramachandran began his career as an investment banker in the Mergers & Acquisitions Group at Citigroup. Mr. Ramachandran received a Bachelor of Science in Finance and Accounting from the Carroll School of Management Honors Program at Boston College, where he graduated cum laude.

W. Howard Keenan, Jr.—Director Nominee. W. Howard Keenan, Jr. has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since November 2014. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the Boards of Directors of the following companies: Antero Resources Corporation, the general partner of Antero Midstream Partners LP and Ramaco Resources, Inc. In addition, he is serving or has served as a director or manager of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree cum laude from Harvard College and a Masters of Business Administration degree from Harvard University. Mr. Keenan was selected to serve on our board of directors in light of his finance skills and energy industry knowledge.

Mr. Keenan has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualify him to serve as a member of our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of two members. Prior to the date that our Class A common stock is first traded on the NYSE or the NASDAQ, as applicable, we expect to have a          member board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE and the NASDAQ. Currently, we anticipate that our board of directors will determine that each of         ,          and          are independent within the meaning of the NYSE and the NASDAQ listing standards currently in effect and that          is independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the NASDAQ and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE or the NASDAQ, as applicable, and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee initially consists of          directors,          of whom are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE or the NASDAQ, as applicable, the audit committee will consist solely of independent directors.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of three directors who will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE or the NASDAQ, as applicable. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee shortly after completion of this offering. We anticipate that the nominating and corporate governance committee will consist of three directors who will be “independent” under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE or the NASDAQ, as applicable. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE or NASDAQ standards, as applicable.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE or the NASDAQ, as applicable. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE or the NASDAQ, as applicable.

Corporate Governance Guidelines

Prior to the effective date of the registration statement of which this prospectus is a part, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE or the NASDAQ, as applicable.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during the last completed fiscal year. In accordance with the foregoing, our named executive officers are:

Name	Principal Position

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
	2016	$	$	$	$	$	$	$	$
	2016	$	$	$	$	$	$	$	$
	2016	$	$	$	$	$	$	$	$

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2016.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
			N/A	N/A
			N/A	N/A
			N/A	N/A

Director Compensation

Solaris Inc., the issuer of the Class A common stock in this offering, was formed in February 2017. No obligations with respect to compensation for Solaris Inc.’s directors were accrued or paid during fiscal year 2016 or to date in 2017. Two of the six individuals serving on the board of managers of Solaris LLC received $25,000, and the lead manager received $50,000, for their services on such board of managers during fiscal year 2016.

Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of directors with our stockholders.

We are reviewing the non-employee director compensation packages provided by certain peer companies and intend to implement a non-employee director compensation program in connection with this offering.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

2017 Long Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Solaris Oilfield Infrastructure, Inc. 2017 Long Incentive Plan (the “2017 Plan”), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. At this time, we have not made any final decisions regarding whether 2017 Plan awards will be given to any individual in connection with this offering, but each of our executive officers will be eligible to participate in the 2017 Plan.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive options”); (ii) stock options that do not qualify as incentive stock options (“nonstatutory options,” and together with incentive options, “options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“restricted stock awards”); (v) restricted stock units (“restricted stock units” or “RSUs”); (vi) bonus stock (“bonus stock awards”); (vii) performance awards (“performance awards”); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as the “awards”).

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the “Administrator”), will administer the 2017 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our Class A common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2017 Plan and execute all other responsibilities permitted or required under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event,          shares of our Class A common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

Options—We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

SARs—A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards—A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2017 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

Restricted stock units—RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Bonus stock awards—The Administrator will be authorized to grant Class A common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

Performance awards—The vesting, exercise or settlement of awards may be subject to achievement of one or more performance criteria set forth in the 2017 Plan. One or more of the following performance criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, may be used by the Administrator in establishing performance goals for such performance awards: (1) revenues, sales or other income; (2) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, and/or cash flows from financing activities; (3) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (4) income, operating income or net income; (5) earnings or earnings margin determined before or after any one or more of depletion, depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; severance expense; transaction and deal expenses; income taxes; or other items; (6) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (7) debt or equity financings or improvement of financial ratings; (8) general and administrative expenses; (9) net asset value; (10) fair market value of our Class A common stock, share price, share price appreciation, total stockholder return or payments of dividends; (11) achievement of savings from business improvement projects and achievement of capital projects deliverables; (12) working capital or working capital changes; (13) operating profit or net operating profit; (14) internal research or development programs; (15) geographic business expansion; (16) corporate development (including licenses, innovation, research or establishment of third party collaborations); (17) performance against environmental, ethics or sustainability targets; (18) safety performance and/or incident rate; (19) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity and time to hire; (20) satisfactory internal or external audits; (21) consummation, implementation or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (22) regulatory approvals or other regulatory milestones; (23) legal compliance or risk reduction; (24) market share; (25) economic value added; or (26) cost reduction targets. The Administrator may also use any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Administrator including, but not limited to, the Standard & Poor’s 500 stock index or a group of comparable companies. At the time a performance goal is established with respect to an award, the Administrator may also exclude the impact of one or more events or occurrences, as specified by the Administrator, so long such events or occurrences are objective determinable, and further provided that any such adjustment would not cause an award intended to comply with Section 162(m) of the Code to fail to so qualify.

Performance awards granted to eligible persons who are deemed by the Administrator to be “covered employees” pursuant to section 162(m) of the Code shall be administered in accordance with the rules and regulations issued under section 162(m) of the Code. The Administrator may also impose individual performance criteria on the awards, which, if required for compliance with section 162(m) of the Code, will be approved by our stockholders.

Dividend Equivalents—Dividend equivalents entitle a participant to receive cash, Class A common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our Class A common stock, or other periodic payments at the discretion of the Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or a bonus stock award).

Other Stock-Based Awards—Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our Class A common stock.

Cash Awards—Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards—Awards may be granted in substitution or exchange for any other award granted under the 2017 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2017 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions. If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2017 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2017 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding stock option or stock appreciation right to reduce its exercise price per share. The 2017 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Clawback. All awards under the 2017 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC’s business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Solaris Inc. as the sole managing member of Solaris LLC.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by Yorktown, our officers and directors and certain other investors, will be converted into a single class of units in Solaris LLC representing in the aggregate                 Solaris LLC Units, (b) Solaris Inc. will issue and contribute                 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for                 Solaris LLC Units, (c) certain of the Existing Owners will contribute          Solaris LLC Units to Solaris Inc. in exchange for an equal number of shares of Class A common stock to sell in the offering and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. After giving effect to these transactions and the offering contemplated by this prospectus, the Existing Owners will own all of the Class B common stock, representing         % of our capital stock, Solaris Inc. will own an approximate         % interest in Solaris LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate     % interest in Solaris LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full). Please see “Principal and Selling Stockholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Solaris LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions. Alternatively, upon the exercise of the Exchange Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In connection with any exchange of Solaris LLC Units pursuant to the Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Party Transactions—Solaris LLC Agreement.”

The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement.

Solaris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement.

Solaris Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Solaris LLC Agreement

The Solaris LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Solaris LLC Agreement is qualified in its entirety by reference thereto.

Exchange Rights

Following this offering, under the Solaris LLC Agreement, the Existing Owners will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Solaris LLC to acquire all or a portion of their Solaris LLC Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Solaris LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Alternatively, upon the exercise of the Exchange Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the Existing Owners for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. As the Existing Owners exchange their Solaris LLC Units, our membership interest in Solaris LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Distributions and Allocations

Under the Solaris LLC Agreement, we will have the right to determine when distributions will be made to the holders of Solaris LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Solaris LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units.

Solaris LLC will allocate its net income or net loss for each year to the holders of Solaris LLC Units pursuant to the terms of the Solaris LLC Agreement, and the holders of Solaris LLC Units, including Solaris Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Solaris LLC. Net income and losses of Solaris LLC generally will be allocated to the holders of Solaris LLC Units on a pro rata basis in accordance with their respective percentage ownership of Solaris LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Solaris LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Solaris LLC to make (i) generally pro rata distributions to the holders of Solaris LLC Units, including Solaris Inc., in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the TRA Holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to Solaris Inc. to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

The Solaris LLC Agreement will provide that, except as otherwise determined by us, at any time Solaris Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Solaris Inc. with respect to such issuance, if any, shall be concurrently invested in Solaris LLC, and Solaris LLC shall issue to Solaris Inc. one Solaris LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Solaris Inc.’s Class A common stock are redeemed, repurchased or otherwise acquired, Solaris LLC shall redeem, repurchase or otherwise acquire an equal number of Solaris LLC Units held by Solaris Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

Under the Solaris LLC Agreement, the members have agreed that certain our Existing Owners, including Yorktown, and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.

Dissolution

Solaris LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Solaris LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Solaris LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Solaris LLC Units owned by each of them.

Tax Receivable Agreement

As described in “Corporate Reorganization,” the Existing Owners may exchange their Solaris LLC Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Exchange Right or the Call Right. Solaris LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which an exchange of Solaris LLC Units pursuant to the Exchange Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units as a part of the corporate reorganization and exchanges of Solaris LLC Units pursuant to the Exchange Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC. These adjustments will be allocated to Solaris Inc. Such adjustments to the tax basis of the tangible and intangible assets of Solaris LLC would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units as part of the reorganization transactions or pursuant to the exercise of the Exchange Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) Solaris Inc.’s depreciation, depletion and amortization deductions and may also decrease Solaris Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Solaris Inc. would otherwise be required to pay in the future.

Solaris Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Solaris Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Solaris LLC Units in connection with this offering or pursuant to an exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings. Certain of the TRA Holders’ rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Solaris LLC Units or if the TRA Holder no longer holds Solaris LLC Units.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.’s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Solaris Inc.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of Solaris LLC Units, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Solaris Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $                 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed below, would be approximately $                     million (calculated using a discount rate equal to one-year LIBOR plus                 basis points, applied against an undiscounted liability of $                 million).

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Solaris Inc. by Solaris LLC are not sufficient to permit Solaris Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Solaris LLC or Solaris Inc.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Solaris Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus          basis points). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of Solaris LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of Solaris LLC Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within          days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus basis          points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus                 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus                 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC’s subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by such Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Promissory Notes

In 2014, Solaris LLC amended its Limited Liability Company Agreement to authorize Solaris LLC to issue membership units at a value of $100 per unit in exchange for a promissory note. During the nine months ended September 30, 2016 and the year ended December 31, 2015, Solaris LLC issued 0 and 66,103 units, respectively, in exchange for notes receivable to certain members of management. In August 2015, a former employee assigned us 10,526 units previously purchased with proceeds from a promissory note in exchange for a release of the applicable promissory note. The promissory notes are partial recourse, accrue interest at 6% per annum and mature through various dates during 2022. Principal and accrued interest are due and payable upon the earlier of employee termination or the maturity date of the note. As of September 30, 2016, the outstanding principal and accrued interest for the notes totaled $5.6 million and $0.5 million, respectively, which is recorded in members’ equity as the notes were originally received in exchange for the issuance of membership units. These promissory notes will be repaid and terminated prior to completion of this offering.

Solaris Energy Management, LLC

On November 22, 2016 we entered into an administrative services arrangement with Solaris Energy Management LLC (“SEM”), a company partially-owned by William A. Zartler, the Chairman of our board of directors, for the provision of certain personnel and administrative services to us at cost. The services provided by SEM, include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In addition, SEM provides office space, equipment and supplies to us under the administrative service agreement. For the year ended December 31, 2016, we paid SEM $0.2 million for these services. Contemporaneously with or prior to the completion of this offering, certain employees of SEM will become our employees. We will also hire new employees to perform duties previously provided by SEM, though we may continue to utilize office space under the administrative service agreement or receive certain other administrative services from SEM.

Our predecessor’s employees also provided consulting and advisory services to Solaris Water Operations, LLC (“Solaris Water”), a company owned by William A. Zartler, the Chairman of our board of directors. The company received $0.3 million from Solaris Water for the provision of services between February 2016 and July 2016. We do not expect our employees to provide services to Solaris Water following the completion of this offering.

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Solaris LLC. Please read “Corporation Reorganization.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors and our director nominee;

•	each of the selling stockholders;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 8901 Gaylord Drive, Suite 210, Houston, Texas 77024.

	Shares Beneficially Owned Prior to the Offering(1)		Shares of Class A Stock Being Offered	Shares Beneficially Owned After the Offering(1)
				Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%		Number	%	Number	%	Number	%
Selling Stockholders and Other 5% Stockholders

Directors, Director Nominee and Named Executive Officers:
Gregory A. Lanham
Kyle S. Ramachandran
William A. Zartler
W. Howard Keenan, Jr.
Directors and executive officers as a group ( persons)

(1)	Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Solaris LLC Unit exchanged. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See “Certain Relationships and Related Person Transactions—Solaris LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its exchange right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.
(2)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Solaris Inc. equal to the number of Solaris LLC Units that they hold. See “Corporation Reorganization,” “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Solaris Inc. will consist of                 shares of Class A common stock, $0.01 par value per share, of which                 shares will be issued and outstanding,                 shares of Class B common stock, $0.01 par value per share, of which                 shares will be issued and outstanding and                 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Solaris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Solaris Inc. equal to the aggregate number of Solaris LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Solaris Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE or the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

•	provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

•	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors; and

•	provide that our amended and restated bylaws can be amended by the board of directors.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

Certain of our Existing Owners, including Yorktown, and their respective affiliates have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if certain of our Existing Owners or their respective affiliates acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is             .

Listing

We intend to apply to list our Class A common stock for quotation on either the NYSE or the NASDAQ under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                 shares of Class A common stock. Of these shares, all of the                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Exchange Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Exchange Right, Solaris LLC (or Solaris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Solaris Inc. exercises the Call Right and so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold         Solaris LLC Units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for             shares of our Class A common stock. See “Certain Relationships and Related Party Transactions— Solaris LLC Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, certain of our principal stockholders and certain of the selling stockholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE or the NASDAQ, as applicable, during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and

•	whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , we and the selling stockholders have agreed to sell to the underwriters named below, for whom                 is acting as representative, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to                 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                 per share. The underwriters and selling group members may allow a discount of $                 per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions Paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                 as set forth in the underwriting agreement.

                has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                 for a period of 180 days after the date of this prospectus.

Each of our officers and directors and             have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of for a period of 180 days after the date of this prospectus.

                , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements,                 will consider, among other factors, the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply for listing of our Class A common stock on the NYSE or NASDAQ under the symbol “    ”. In order to meet one of the requirements for listing the Class A common stock on the NYSE or the NASDAQ, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or the NASDAQ or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

EEA Restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to

Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Canadian Residents

Resale Restrictions

The distribution of our Class A common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our Class A common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our Class A common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our Class A common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that is the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the our Class A common stock in their particular circumstances and about the eligibility of our Class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The balance sheet of Solaris Oilfield Infrastructure, Inc. as of February 2, 2017, included in this prospectus has been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Solaris Oilfield Infrastructure, LLC, Predecessor, for the year ended December 31, 2015 have been included herein in reliance upon the report of BDO USA, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm

Board of Directors and Members

Solaris Oilfield Infrastructure, LLC

Houston, Texas

We have audited the accompanying consolidated balance sheet of Solaris Oilfield Infrastructure, LLC and subsidiaries (the “Company”) as of December 31, 2015 and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solaris Oilfield Infrastructure, LLC and subsidiaries at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

February 9, 2017

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET

December 31, 2015
(in thousands)
Assets
Current assets:
Cash	$6,923
Accounts receivable, net	1,576
Prepaid expenses and other current assets	512
Inventories	1,692

Total current assets	10,703
Property, plant and equipment, net	46,846
Goodwill	13,004

Total assets	$70,553

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$664
Accrued liabilities	1,892
Current portion of capital lease obligations	25
Current portion of notes payable	91

Total current liabilities	2,672

Capital lease obligations, net of current portion	239
Notes payable, net of current portion	174

Total liabilities	3,085

Commitments and contingencies (Note 11)
Members’ equity
Members’ equity	68,192
Accumulated deficit	(724)

Total members’ equity	67,468

Total liabilities and members’ equity	$70,553

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2015
(in thousands)
Revenue
Proppant system rental and other revenue	$11,463
Proppant system sale revenue	2,742

Total revenue	14,205

Operating costs and expenses
Cost of revenues (excluding depreciation and amortization, shown separately below)	6,789
Depreciation and amortization	2,395
Salaries, benefits and payroll taxes	3,506
Selling, general and administrative	2,728

Total operating costs and expenses	15,418

Operating income (loss)	(1,213)
Interest expense	(22)
Other income (expense)	(71)

Total other income (expense)	(93)

Income (loss) before income tax expense	(1,306)
Income tax expense	67

Net income (loss)	$(1,373)

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

	Members’ Equity	Accumulated Earnings (Deficit)	Total Members’ Equity
	(in thousands)
Balance at January 1, 2015	$59,971	$649	$60,620
Member contributions	8,162	—	8,162
Purchase of member units	(5)	—	(5)
Issuance of membership units in exchange for notes receivable, includes accrued interest	5,766	—	5,766
Notes receivable from unit-holders, includes accrued interest	(5,766)	—	(5,766)
Unit-based compensation expense	64	—	64
Net income (loss)	—	(1,373)	(1,373)

Balance at December 31, 2015	$68,192	$(724)	$67,468

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2015
(in thousands)
Cash flows from operating activities:
Net income (loss)	$(1,373)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,395
Loss on disposal of asset	22
Unit-based compensation	64
Changes in assets and liabilities:
Accounts receivable	1,047
Prepaid expenses and other assets	1,148
Inventories	1,794
Accounts payable	(1,515)
Accrued liabilities	(1,426)

Net cash provided by (used in) operating activities	2,156

Cash flows from investing activities:
Investment in property, plant and equipment	(27,790)
Proceeds from disposal of asset	4
Purchase price adjustment on acquisition	(73)

Net cash used in investing activities	(27,859)

Cash flows from financing activities:
Payments under capital leases	(25)
Payments under notes payable	(254)
Proceeds from members’ contributions	8,162
Payments to purchase member units	(5)

Net cash provided by (used in) financing activities	7,878

Net increase (decrease) in cash	(17,825)
Cash at beginning of period	24,748

Cash at end of period	$6,923

Non-cash activities
Investing:
Capitalized depreciation in property, plant and equipment	$539
Financing:
Notes payable issued	297
Accrued interest from notes receivable issued for membership units	208
Cash paid for:
Interest	$18
Income taxes	$60

The accompanying notes are an integral part of these financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands)

1.    Organization and Background of Business

Solaris Oilfield Infrastructure, LLC and subsidiaries (the “Company”), based in Houston, Texas, manufactures and provides patented proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The systems are designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics.

The Company has deployed its systems in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK Formation.

The Company was initially formed on July 1, 2014. Through a series of transactions, a predecessor Company contributed certain assets and liabilities to the Company in return for 100% of the then outstanding membership units of the Company, the Company purchased the silo business of Loadcraft Industries Ltd., and the Company issued additional membership units in exchange for cash and the conversion of a then outstanding note payable, which resulted in a change of control. The change of control transaction was accounted for using the purchase method of accounting and the acquisition consideration was allocated to the fair value of the assets acquired and liabilities assumed as of the acquisition date. As a result, the financial statements as of December 31, 2014 reflected the Company’s step-up in basis. The excess of the investment in the Company over the net assets recorded as of the transaction date was recorded as goodwill.

2.    Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solaris Oilfield Site Services Operating, LLC, Solaris Oilfield Early Property, LLC, Solaris Oilfield Site Services Personnel, LLC, Solaris Oilfield Infrastructure Personnel, LLC, Solaris Oilfield Terminals Personnel, LLC, Solaris Oilfield Terminals, LLC, and Solaris Oilfield Fairview Property, LLC (collectively, the “Subsidiaries”). All material intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to, depreciation associated with property, plant and equipment and related impairment considerations of those assets, recoverability of deferred tax assets and certain liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

Cash

For the purposes of the statement of cash flows, the Company considers all short-term, highly liquid, investments with an original maturity of three months or less to be cash equivalents. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company has not incurred losses related to these deposits.

Accounts Receivable

Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed, less an estimated allowance for doubtful accounts (if any). Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. The Company considers accounts outstanding longer than the payment terms past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2015, the Company had $0 of allowance for doubtful accounts.

Inventories

Inventories consist of materials used in the manufacturing of the Company’s systems, which include raw materials and purchased parts. Inventory purchases are recorded initially at cost and issued at weighted average cost when consumed. As of December 31, 2015, inventory consisted of raw materials and purchased parts. A reserve is recorded against inventory for estimated obsolescence. There was no reserve as of December 31, 2015.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or fair value for assets acquired in a business combination, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful service lives of the assets as noted below:

Useful Life
Proppant systems and related equipment	Up to 15 years
Machinery and equipment	2-10 years
Furniture and fixtures	5 years
Computer equipment	3 years
Vehicles	5 years
Buildings	15 years

Systems that are in the process of being manufactured are considered property, plant and equipment. However, the systems in process do not depreciate until they are fully completed. Systems in process are a culmination of material, labor and overhead.

Expenditures for maintenance and repairs are charged against income as incurred. Betterments that increase the value or materially extend the life of the related assets are capitalized. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statement of operations.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

The Company has vehicles that are pledged against the respective notes payables for those vehicles. As of December 31, 2015, the cost of vehicles pledged was $505.

Goodwill

Goodwill represents the excess of the purchase price of a business over the estimated fair value of the identifiable assets acquired and liabilities assumed by the Company. The Company evaluates goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. Factors such as unexpected adverse economic conditions, competition and market changes may require more frequent assessments.

Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. The first step in the goodwill impairment test is to compare the fair value of the business to the carrying amount of net assets, including goodwill, of the respective reporting unit. If the carrying amount of the business exceeds its fair value, step two in the goodwill impairment test requires goodwill to be written down to its implied fair value through a charge to operating expense based on a hypothetical purchase price allocation. There was no impairment for the year ended December 31, 2015.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. If the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on projected future discounted cash flows. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model. There was no impairment for the year ended December 31, 2015.

Revenue Recognition

The Company currently generates revenue primarily through the rental of its systems and related services, including transportation of its systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes. The master service agreements generally establish terms and conditions for the provision of the Company’s systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The majority of the services are priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured. Revenue is recognized as services are performed.

In January 2015, the Company completed the sale of a system at prevailing market rates. The Company does not recognize revenue from proppant system sales as a reportable segment as it is not included by management in their evaluation of operating decisions and performance. No other sale of systems has occurred since.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statement of operations.

Unit-based Compensation

The Company sponsors a unit-based management compensation program called the 2015 Membership Unit Option Plan (the “Plan”). The Company accounts for the units under the Plan as compensation cost measured at the fair value of the award on the date of grant using the Black-Scholes option-pricing model. The Company recognizes compensation expense on a straight-line basis over the awards’ vesting period, which is generally the requisite service period.

Research and Development

The Company expenses research and development costs as incurred, which is included in selling, general and administrative expenses in the consolidated statement of operations. For the year ended December 31, 2015, research and development costs were approximately $141.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued expenses, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of debt for which fair value approximates carrying values as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value Measurements

The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Income Taxes

The Company does not pay federal income tax on its taxable income. Instead, the Company’s members are liable for federal income tax on their respective shares of the Company’s taxable income reported on the members’ federal income tax returns.

The Company recognizes the impact of a tax position in the consolidated financial statements only if that position is more likely than not of being sustained upon examination by the taxing authority. Any penalties or interest assessed as the result of an examination will be passed through to the Company’s members.

The Company’s revenues are derived through transactions in several states, which may be subject to state and local taxes. Accordingly, the Company has recorded a liability for state and local taxes that management believes is adequate for activities through December 31, 2015.

The Company is subject to a franchise tax imposed by the State of Texas. The franchise tax rate is 1%, calculated on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue. Total expenses related to Texas margin tax was approximately $67 for the year ended December 31, 2015.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. As of December 31, 2015, there were no environmental matters deemed probable.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15, Classification of Certain Cash Receipts and Cash Payments, seeking to eliminate diversity in

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

practice related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under FASB ASC 230, Statement of Cash Flows. The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The new standard will be effective during the first quarter ending March 31, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The new standard will be effective during the first quarter ending March 31, 2019. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This ASU requires entities measuring inventories under the first-in, first-out or average cost methods to measure inventory at the lower of cost or net realizable value, where net realizable value is “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” Inventory was previously required to be measured at the lower of cost or market, where the

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

measurement of market value had several potential outcomes. The provisions of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted provided that presentation is applied to the beginning of the fiscal year of adoption. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40)-Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU No. 2014-15 provides guidance to U.S. GAAP about management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU No. 2014-15 (1) defines the term substantial doubt, (2) requires an evaluation of every reporting period including interim periods, (3) provides principles for considering the mitigating effect of management’s plan, (4) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is not alleviated, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

3.    Prepaid Expenses and Other Current Assets

As of December 31, 2015, prepaid expenses and other currents assets were comprised of the following:

2015
Prepaid purchase orders	$200
Prepaid insurance	100
Prepaid operating expenses	79
Other receivables	133

Prepaid expenses and other current assets	$512

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

4.    Property, Plant and Equipment

Property, plant and equipment was comprised of the following at December 31:

2015
Proppant systems and related equipment	$39,233
Machinery and equipment	3,209
Furniture and fixtures	7
Computer equipment	490
Vehicles	1,032
Buildings	2,488
Proppant systems in process	3,730
Land	565

Property, plant and equipment, gross	50,754
Less: accumulated depreciation	(3,908)

Property, plant and equipment, net	$46,846

Depreciation expense for the year ended December 31, 2015 was $2,395. The Company capitalized $539 of depreciation expense associated with machinery and equipment used in the manufacturing of its systems.

5.    Goodwill

In 2015 and during the measurement period, as defined in ASC 805, the Company identified additional purchase price adjustments related to the purchase of the silo business from Loadcraft Industries Ltd. that were not included in the initial allocation of the fair value of the liabilities assumed at the acquisition date.

The changes in the carrying amount of goodwill for the year ended December 31, 2015 were:

Goodwill as of January 1, 2015	$12,931
Purchase price adjustments	73

Goodwill as of December 31, 2015	$13,004

6.    Accrued Liabilities

Accrued liabilities were comprised of the following at December 31:

2015
Employee related expenses	$885
Accrued real estate taxes	406
Accrued excise, franchise and sales taxes	296
Accrued other	305

Accrued liabilities	$1,892

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

7.    Capital Leases

The Company leases property from the City of Early, Texas under an agreement classified as a capital lease. The lease expires on February 28, 2025. The capital lease obligation is payable in monthly installments of $3, including imputed interest at a rate of 3.25%.

Future principal minimum payments under the capital lease for each of the five years subsequent to December 31, 2015 and thereafter are as follows:

Year Ending December 31,	Amount
2016	$33
2017	33
2018	33
2019	33
2020	33
Thereafter	140

Total payments	305
Less: amount representing imputed interest at 3.25%	(41)

Present value of payments	264
Less: current portion	(25)

Capital lease obligation, net of current portion	$239

8.    Notes Payable

As of December 31,	2015
Notes payable to insurance finance company. Monthly installments of $14 including interest rate of 3.9%, with final payment due in February 2016.	$27
Notes payable to vehicle companies. Monthly installments range from $0.2 to $0.7 including interest rates ranging from 0% to 5.9%, maturing at various dates through August 2020, and secured by vehicles	238

Total notes payable	265
Less: current maturities	(91)

Notes payable, net of current portion	$174

The Company financed certain insurance policies and automobile purchases by entering into various debt agreements. Aggregate maturities of notes payable are as follows:

Year Ending December 31,	Amount
2016	$91
2017	65
2018	66
2019	37
2020	6

Total Payments	265
Less: current portion	(91)

Long-term notes payable, net of current portion	$174

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

9.    Equity

Notes receivable from unit-holders

The Company’s Limited Liability Company Agreement authorizes the Company to issue membership units at a value of $100 per unit to Company’s employees in exchange for a promissory note. During 2015, the Company issued 66,103 units in exchange for notes receivable to certain members of management. As of December 31, 2015, there were 55,577 units issued. In August 2015, a former employee assigned 10,526 units previously purchased with proceeds from a promissory note to the Company in exchange for a release of the applicable promissory note. The promissory notes are partial recourse, accrue interest at 6% per annum and mature through various dates during 2022. Principal and accrued interest are due and payable upon the earlier of employee termination or the maturity date of the note.

As of December 31, 2015, the outstanding principal and accrued interest for the notes totaled $5,558 and $208, respectively. These notes are recorded in members’ equity as the notes were originally received in exchange for the issuance of membership units and are netted against the value of the respective units issued.

Unit-based compensation

In 2015, the Company approved the Plan whereby the Company may award options for up to 60,000 membership units to its officers, key employees and consultants to purchase the Company’s membership units. Units subject to the Plan are awarded at the discretion of the Company’s Board of Managers. The term of each option cannot exceed 10 years. Option awards are generally granted with an exercise price above the expected market price of the Company’s units at the date of grant. At December 31, 2015, there were 14,596 option units outstanding and 45,404 option units available for grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from historical trading of publicly traded companies which are in the same industry sector as the Company.

The Company used the simplified method to derive an expected term. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. During 2015, the Company used the following assumptions to determine compensation costs for options granted:

Expected volatility	47.00%
Expected term (years)	6.25
Expected annual dividend yield	0.00%
Expected risk-free rate of return	2.14%

Compensation cost, as measured at the grant date fair value of the award, is recognized as an expense over the employee’s requisite service period for service based awards (generally the vesting period of the award of four years). For the year ended December 31, 2015, the Company recognized $64 of stock-based compensation expense attributable to vested awards. At December 31, 2015, there was $513 in unrecognized compensation costs that will be expensed over 3.66 years.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

The following is a summary of the unit option activity under the Plan for the year ended December 31, 2015:

Options Outstanding
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance, January 1, 2015	—	$—		$—
Granted	14,596	135.00		—
Exercised	—	—		—
Forfeited	—	—		—

Balance, December 31, 2015	14,596	$135.00	9.66	$—

Exercisable, December 31, 2015	—	—	—	—

The summary of the status of the Company’s unvested unit options as of December 31, 2015 and in the year then ended is presented below:

	Options	Weighted Average Grant Date Fair Value
Unvested unit options:
Unvested at January 1, 2015	—	$—
Granted	14,596	39.68
Vested	—	—
Cancelled/forfeited	—	—

Unvested at December 31, 2015	14,596	$39.68

10.    Concentrations

For the year ended December 31, 2015, four customers accounted for 65% of the Company’s revenue. As of December 31, 2015, five customers accounted for 84% of the Company’s accounts receivable.

For the year ended December 31, 2015, one supplier accounted for 13% of the Company’s total purchases. As of December 31, 2015, two suppliers accounted for 24% of the Company’s accounts payables.

11.    Commitments and Contingencies

In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.

Operating Leases

The Company leases equipment and office space under operating leases which expire at various dates through May 2020. The office space operating lease contains general escalating payment terms. Rental expense is recognized on a straight-line basis over the life of these leases. The expense related to these non-cancellable operating leases is included in rent expense and amounted to $340 for the year ended December 31, 2015.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2015

(Dollars in thousands) (Continued)

The Company’s future minimum payments under non-cancelable operating leases for each of the five years subsequent to December 31, 2015 and thereafter are as follows:

Year Ending December 31,	Amount
2016	$206
2017	48
2018	29
2019	29
2020	12
Thereafter	—

Total minimum lease payments	$324

Other Commitments

In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of materials used in the manufacturing of its systems. At December 31, 2015, the Company had commitments of approximately $1,259.

12.    Related Party Transactions

The Company incurred $21 of administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, LLC, a member of the Company, during the twelve months ended December 31, 2015. As of December 31, 2015, Solaris Energy Capital, LLC was due $15 from the Company.

For the twelve months ended December 31, 2015, the Company incurred $87 of expenses related to travel services provided by Anejo Air Services, LLC (“Anejo”), an entity affiliated with Solaris Energy Capital, LLC. As of December 31, 2015, Anejo was due $16 from the Company.

13.    Subsequent Events

The Company has evaluated events and transactions subsequent to the balance sheet date and through February 9, 2017, the date the financial statements were available to be issued.

On December 1, 2016, the Company entered a credit agreement with Woodforest National Bank that provides $11.0 million aggregate principal amount of senior secured credit facilities (the “Credit Facility”). The Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments available for borrowing until December 1, 2017 and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments available for borrowing until December 1, 2018. The Revolving Credit Facility has a scheduled maturity date of December 1, 2018 and the Advance Loan Facility has a scheduled maturity date of December 1, 2021. The Credit Facility is subject to standard debt covenants. Management believes the Company was in compliance with all applicable debt covenants as of December 31, 2016.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015
	(unaudited)
	(in thousands)
Assets
Current assets:
Cash	$1,579	$6,923
Accounts receivable, net	3,660	1,576
Prepaid expenses and other current assets	509	512
Inventories	1,185	1,692

Total current assets	6,933	10,703
Property, plant and equipment, net	50,290	46,846
Goodwill	13,004	13,004
Intangible assets, net	25	—

Total assets	$70,252	$70,553

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$818	$664
Accrued liabilities	1,453	1,892
Current portion of capital lease obligations	26	25
Current portion of notes payable	157	91

Total current liabilities	2,454	2,672

Capital lease obligations, net of current portion	219	239
Notes payable, net of current portion	223	174

Total liabilities	2,896	3,085

Commitments and contingencies (Note 10)
Members’ equity
Members’ equity	68,300	68,192
Accumulated deficit	(944)	(724)

Total members’ equity	67,356	67,468

Total liabilities and members’ equity	$70,252	$70,553

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,
	2016	2015
	(in thousands)
Revenue
Proppant system rental and other revenue	$10,868	$8,880
Proppant system sale revenue	—	2,742

Total revenue	10,868	11,622
Operating costs and expenses
Cost of revenues (excluding depreciation and amortization, shown separately)	4,482	5,262
Depreciation and amortization	2,739	1,607
Salaries, benefits and payroll taxes	1,992	3,136
Selling, general and administrative	1,842	2,044

Total operating costs and expenses	11,055	12,049

Operating income (loss)	(187)	(427)
Interest expense	(14)	(12)
Other income (expense)	7	(417)

Total other income (expense)	(7)	(429)

Income (loss) before income tax expense	(194)	(856)
Income tax expense	26	43

Net income (loss)	$(220)	$(899)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

	Members’ Equity	Accumulated Earnings (Deficit)	Total Members’ Equity
	(in thousands)
Balance at December 31, 2015	$68,192	$(724)	$67,468
Member contributions	—	—	—
Additional members’ equity related to accrued interest on notes receivable that were exchanged for membership units	250	—	250
Accrued interest related to notes receivables that were exchanged for membership units	(250)	—	(250)
Unit-based compensation expense	108	—	108
Net income (loss)	—	(220)	(220)

Balance at September 30, 2016	$68,300	$(944)	$67,356

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
	2016	2015
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(220)	$(899)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,739	1,607
Loss on disposal of asset	—	2
Provision for bad debt	85	—
Unit-based compensation	108	28
Changes in assets and liabilities:
Accounts receivable	(2,169)	(96)
Prepaid expenses and other assets	3	629
Inventories	507	1,240
Accounts payable	154	(1,272)
Accrued liabilities	(439)	(1,473)

Net cash provided by (used in) operating activities	768	(234)

Cash flow from investing activities:
Investment in property, plant and equipment	(5,926)	(23,110)
Investment in intangible assets	(25)	—
Purchase price adjustment on acquisition	—	(73)

Net cash used in investing activities	(5,951)	(23,183)

Cash flow from financing activities:
Payments under capital leases	(19)	(19)
Payments under notes payable	(142)	(230)
Proceeds from members’ contributions	—	2,711

Net cash provided by (used in) financing activities	(161)	2,462

Net increase (decrease) in cash	(5,344)	(20,955)
Cash at beginning of period	6,923	24,748

Cash at end of period	$1,579	$3,793

Non-cash activities
Investing:
Capitalized depreciation in property, plant and equipment	$515	$387
Financing:
Notes payable issued	257	284
Accrued interest from notes receivable issued for membership units	250	133
Cash paid for:
Interest	14	11
Income taxes	35	43

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands)

1.    Organization and Background of Business

Solaris Oilfield Infrastructure, LLC and subsidiaries (the “Company”), based in Houston, Texas, manufactures and provides patented proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The systems are designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics.

The Company has deployed its systems in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK Formation.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements (“interim statements”) of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with instructions to Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year. The consolidated balance sheet as of September 30, 2016 was derived from the audited consolidated financial statements as of and for the year ended December 31, 2015. These interim statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solaris Oilfield Site Services Operating, LLC, Solaris Oilfield Early Property, LLC, Solaris Oilfield Site Services Personnel, LLC, Solaris Oilfield Infrastructure Personnel, LLC, Solaris Oilfield Terminals Personnel, LLC, Solaris Oilfield Terminals, LLC, and Solaris Oilfield Fairview Property, LLC (collectively, the “Subsidiaries”). All material intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to depreciation associated with property, plant and equipment and related impairment considerations of those assets; recoverability of deferred tax assets and certain liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.

Cash

For the purposes of the statements of cash flows, the Company considers all short-term, highly liquid, investments with an original maturity of three months or less to be cash equivalents. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company has not incurred losses related to these deposits.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

Accounts Receivable

Accounts receivable consists of trade receivables recorded at the invoice amount, plus accrued revenue that is earned but not yet billed less an estimated allowance for doubtful accounts (if any). Accounts receivable are generally due within 60 days or less, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. The Company considers accounts outstanding longer than the payment terms past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of September 30, 2016 and December 31, 2015, the Company had $85 and $0 of allowance for doubtful accounts, respectively.

Inventories

Inventories consist of materials used in the manufacturing of the Company’s systems, which include raw materials and purchased parts. Inventory purchases are recorded initially at cost and issued at weighted average cost when consumed. As of September 30, 2016, inventory consisted of raw materials and purchased parts. A reserve is recorded against inventory for estimated obsolescence. There was no reserve as of September 30, 2016.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, or fair value for assets acquired in a business combination, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful service lives of the assets as noted below:

Useful Life
Proppant systems and related equipment	Up to 15 years
Machinery and equipment	2-10 years
Furniture and fixtures	5 years
Computer equipment	3 years
Vehicles	5 years
Buildings	15 years

Systems that are in the process of being manufactured are considered property, plant and equipment. However, the systems in process do not depreciate until they are fully completed. Systems in process are a culmination of material, labor and overhead.

Expenditures for maintenance and repairs are charged to expense as incurred. Betterments that increase the value or materially extend the life of the related assets are capitalized. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statement of operations.

The Company has vehicles that are pledged against the respective notes payables for those vehicles. The cost of vehicles pledged was $697 and $505 as of September 30, 2016 and December 31, 2015, respectively.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

Definite-lived Intangible Assets

During the nine months ended September 30, 2016, the Company incurred $25 of costs that were capitalized as definite-lived intangible assets. These intangible assets are related to patents that were filed for its systems. Amortization on these assets is calculated on the straight-line method over the estimated useful lives of the assets, which is based on estimates the Company believes are reasonable.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the estimated fair value of the identifiable assets acquired and liabilities assumed by the Company. The Company evaluates goodwill for impairment annually, as of October 31, or more often as facts and circumstances warrant. Factors such as unexpected adverse economic conditions, competition and market changes may require more frequent assessments.

Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to the business, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. The Company may also choose to bypass a qualitative approach and opt instead to employ detailed testing methodologies, regardless of a possible more likely than not outcome. The first step in the goodwill impairment test is to compare the fair value of the business to the carrying amount of net assets, including goodwill, of the respective reporting unit. If the carrying amount of the business exceeds its fair value, step two in the goodwill impairment test requires goodwill to be written down to its implied fair value through a charge to operating expense based on a hypothetical purchase price allocation. There was no impairment for the nine months ended September 30, 2016.

Impairment of Long-Lived Assets and Definite-lived Intangible Assets

Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, such as insufficient cash flows or plans to dispose of or sell long-lived assets before the end of their previously estimated useful lives. If the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the amount by which the carrying amount exceeds fair value. The Company estimates fair value based on projected future discounted cash flows. Fair value calculations for long-lived assets and intangible assets contain uncertainties because it requires the Company to apply judgment and estimates concerning future cash flows, strategic plans, useful lives and market performance. The Company also applies judgment in the selection of a discount rate that reflects the risk inherent in the current business model. There was no impairment for the nine months ended September 30, 2016.

Revenue Recognition

The Company currently generates revenue primarily through the rental of its systems and related services, including transportation of its systems and field supervision and support. The system rentals and provision of related services are performed under a variety of contract structures, primarily master service agreements as supplemented by individual work orders detailing statements of work, pricing agreements and specific quotes.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

The master service agreements generally establish terms and conditions for the provision of the Company’s systems and service on a well site, indemnification, damages, confidentiality, intellectual property protection and payment terms and provisions. The majority of the services are priced based on prevailing market conditions at the time the services are provided, giving consideration to the specific requirements and activity levels of the customer.

All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is determinable and collectability is reasonably assured. Revenue is recognized as services are performed.

In January 2015, the Company completed the sale of a system at prevailing market rates. The Company does not recognize revenue from proppant system sales as a reportable segment as it is not included by management in their evaluation of operating decisions and performance. No other sale of systems has occurred since.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statement of operations.

Unit-based Compensation

The Company sponsors a unit-based management compensation program called the 2015 Membership Unit Option Plan (the “Plan”). The Company accounts for the units under the Plan as compensation cost measured at the fair value of the award on the date of grant using the Black-Scholes option-pricing model. The Company recognizes compensation expense on a straight-line basis over the awards’ vesting period, which is generally the requisite service period.

Research and Development

The Company expenses research and development cost as incurred, which is included in selling, general and administrative expenses in the consolidated statements of operations. For the nine months ended September 30, 2016 and 2015, research and development costs were approximately $468 and $91, respectively.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued expenses, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of debt for which fair value approximates carrying values as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value Measurements

The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Income Taxes

The Company does not pay federal income tax on its taxable income. Instead, the Company’s members are liable for federal income tax on their respective shares of the Company’s taxable income reported on the members’ federal income tax returns.

The Company recognizes the impact of a tax position in the consolidated financial statements only if that position is more likely than not of being sustained upon examination by the taxing authority. Any penalties or interest assessed as the result of an examination will be passed through to the Company’s members.

The Company’s revenues are derived through transactions in several states, which may be subject to state and local taxes. Accordingly, the Company has recorded a liability for state and local taxes that management believes is adequate for activities through September 30, 2016.

The Company is subject to a franchise tax imposed by the State of Texas. The franchise tax rate is 1%, calculated on taxable margin. Taxable margin is defined as total revenue less deductions for cost of goods sold or compensation and benefits in which the total calculated taxable margin cannot exceed 70% of total revenue. Total expenses related to Texas margin tax was approximately $26 and $43 for the nine months ended September 30, 2016 and 2015, respectively.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. As of September 30, 2016 and December 31, 2015, there were no environmental matters deemed probable.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15, Classification of Certain Cash Receipts and Cash Payments, seeking to eliminate diversity in practice related to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in ASU 2016-15 address eight specific cash flow issues and apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under FASB ASC 230, Statement of Cash Flows. The amendments in ASU 2016-15 are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The new standard will be effective during the first quarter ending March 31, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), as part of a joint project with the International Accounting Standards Board (“IASB”) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To satisfy the foregoing objective, the FASB is creating Topic 842, Leases, which supersedes Topic 840. Under the new guidance, a lessee will be required to recognize assets and liabilities for capital and operating leases with lease terms of more than 12 months. Additionally, this ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The new standard will be effective during the first quarter ending March 31, 2019. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This ASU requires entities measuring inventories under the first-in, first-out or average cost methods to measure inventory at the lower of cost or net realizable value, where net realizable value is “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” Inventory was previously required to be measured at the lower of cost or market, where the measurement of market value had several potential outcomes. The provisions of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted provided that presentation is applied to the beginning of the fiscal year of adoption. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

On August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40)-Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU No. 2014-15 provides guidance to U.S. GAAP about management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU No. 2014-15 (1) defines the term substantial doubt, (2) requires an evaluation of every reporting period including interim periods, (3) provides principles for considering the mitigating effect of management’s plan, (4) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is not alleviated, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is in the initial stages of evaluating the potential impact this new standard may have on the financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

3.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other currents assets were comprised of the following at:

	September 30, 2016	December 31, 2015
Prepaid purchase orders	$270	$200
Prepaid insurance	89	100
Prepaid operating expenses	102	79
Other receivables	48	133

Prepaid expenses and other current assets	$509	$512

4.    Property, Plant and Equipment

Property, plant and equipment were comprised of the following at:

	September 30, 2016	December 31, 2015
Proppant systems and related equipment	$47,399	$39,233
Machinery and equipment	3,907	3,209
Furniture and fixtures	7	7
Computer equipment	673	490
Vehicles	1,070	1,032
Buildings	2,997	2,488
Proppant systems in process	821	3,730
Land	578	565

Property, plant and equipment, gross	57,452	50,754
Less: accumulated depreciation	(7,162)	(3,908)

Property, plant and equipment, net	$50,290	$46,846

Depreciation expense was $2,739 and $1,607 for the nine months ended September 30, 2016 and 2015, respectively. The Company capitalized $515 and $387 of depreciation expense associated with machinery and equipment used in the manufacturing of its systems for the nine months ended September 30, 2016 and 2015, respectively.

5.    Accrued Liabilities

Accrued liabilities were comprised of the following at:

	September 30, 2016	December 31, 2015
Employee related expenses	$762	$885
Accrued real estate taxes	437	406
Accrued excise, franchise and sales taxes	58	296
Accrued other	196	305

Accrued liabilities	$1,453	$1,892

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

6.    Capital Leases

The Company leases property from the City of Early, Texas under an agreement classified as a capital lease. The lease expires on February 28, 2025. The capital lease obligation is payable in monthly installments of $3, including imputed interest at a rate of 3.25%.

Future principal minimum payments under the capital lease for each of the five years subsequent to September 30, 2016 and thereafter are as follows:

Year Ending September 30,	Amount
2017	$33
2018	33
2019	33
2020	33
2021	33
Thereafter	115

Total Payments	280
Less: amount representing imputed interest at 3.25%	(35)

Present value of payments	245
Less: current portion	(26)

Capital lease obligation, net of current portion	$219

7.    Notes Payable

	September 30, 2016	December 31, 2015
Notes payable to insurance finance company. Monthly installments of $14 including interest rate of 3.9%, with final payment due in February 2016	$—	$27
Notes payable to insurance finance company. Monthly installments of $11 including interest rate of 4.3%, with final payment due in February 2017	42	—
Notes payable to vehicle companies. Monthly installments range from $0.2 to $0.7 including interest rates ranging from 0% to 6.6%, maturing at various dates through August 2020, and secured by vehicles	338	238

Total notes payable	$380	$265
Less: current maturities	(157)	(91)

Notes payable, net of current portion	$223	$174

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

The Company financed certain insurance policies and automobile purchases by entering into various debt agreements. Aggregate maturities of notes payable are as follows:

Year Ending September 30,	Amount
2017	$156
2018	119
2019	92
2020	13
2021	—

Total payments	380
Less: current portion	(157)

Long-term notes payable, net of current portion	$223

8.    Equity

Notes receivable from unit-holders

The Company’s Limited Liability Company Agreement authorizes the Company to issue membership units at a value of $100 per unit to Company’s employees in exchange for a promissory note. During 2015, the Company issued 66,103 units in exchange for notes receivable to certain members of management. As of December 31, 2015, there were 55,577 units issued. In August 2015, a former employee assigned 10,526 units previously purchased with proceeds from a promissory note to the Company in exchange for a release of the applicable promissory note. The promissory notes are partial recourse, accrue interest at 6% per annum and mature through various dates during 2022. Principal and accrued interest are due and payable upon the earlier of employee termination or the maturity date of the note.

As of September 30, 2016 and December 31, 2015, the outstanding principal and accrued interest for the notes totaled $5,558 and $458 and $5,558 and $208, respectively. These notes are recorded in members’ equity as the notes were originally received in exchange for the issuance of membership units and are netted against the value of the respective units issued.

Unit-based compensation

In 2015, the Company approved the Plan whereby the Company may award options for up to 60,000 membership units to its officers, key employees and consultants to purchase the Company’s membership units. Units subject to the Plan are awarded at the discretion of the Company’s Board of Managers. The term of each option cannot exceed 10 years. Option awards are generally granted with an exercise above the expected market price of the Company’s units at the date of grant. At September 30, 2016 and December 31, 2015, there were 13,013 and 14,596 option units outstanding and 46,987 and 45,404 option units available for grant, respectively. The decrease in option units outstanding related to options that were forfeited by former employees upon departure from the Company.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from historical trading of publicly traded companies which are in the same industry sector as the Company.

The Company used the simplified method to derive an expected term. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. There were no options granted in the nine months ended September 30, 2016. During 2015, the Company used the following assumptions to determine compensation costs for options granted:

Expected volatility	47.00%
Expected term (years)	6.25
Expected annual dividend yield	0.00%
Expected risk-free rate of return	2.14%

Compensation cost, as measured at the grant date fair value of the award, is recognized as an expense over the employee’s requisite service period for service based awards (generally the vesting period of the award of four years). For the nine months ended September 30, 2016 and 2015, the Company recognized $108 and $28 of stock-based compensation expense attributable to vested awards, respectively. At September 30, 2016 and December 31, 2015, there was $405 and $513 in unrecognized compensation costs, respectively, that will be expensed over 2.92 years.

The following is a summary of the unit option activity under the Plan for the nine months ended September 30, 2016:

	Options Outstanding
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Balance, January 1, 2015	—	$—		$—
Granted	14,596	135		—
Exercised	—	—		—
Forfeited	—	—		—

Balance, December 31, 2015	14,596	135	9.66	—

Granted	—	—		—
Exercised	—	—		—
Forfeited	1,583	—		—

Balance, September 30, 2016	13,013	$135	8.91	—

Exercisable, September 30, 2016	2,306	$135	8.91	$—

The summary of the status of the Company’s unvested unit options as of September 30, 2016 and the nine months ended is presented below:

	Options	Weighted Average Grant Date Fair Value
Unvested unit options:
Unvested at December 31, 2015	14,596	$39.68
Granted	—	—
Vested	(2,306)	39.68
Cancelled/forfeited	(1,583)	39.68

Unvested at September 20, 2016	10,707	$39.68

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

9.    Concentrations

For the nine months ended September 30, 2016, two customers accounted for approximately 56% of the Company’s revenue. For the nine months ended September 30, 2015, four customers accounted for approximately 74% of the Company’s revenue. In April 2016, one of the Company’s customers, which accounted for 9% and 20% of revenue for the nine months ended September 30, 2016 and 2015, respectively, filed voluntary petitions for relief under Chapter 15 of the United States Bankruptcy Code.

As of September 30, 2016, four customers accounted for 60% of the Company’s accounts receivable. As of December 31, 2015, five customers accounted for 84% of the Company’s accounts receivable.

For the nine months ended September 30, 2016 and September 30, 2015, one supplier accounted for 15% and 14% of the Company’s total purchases, respectively.

As of September 30, 2016, one supplier accounted for 19% of the Company’s accounts payables. As of September 30, 2015, three suppliers accounted for 46% of the Company’s accounts payables.

10.    Commitments and Contingencies

In the normal course of business, the Company is subjected to various claims, legal actions, contract negotiations and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated. In management’s opinion, there are currently no such matters outstanding that would have a material effect on the accompanying consolidated financial statements.

Operating Leases

The Company leases equipment and office space under operating leases which expire at various dates through May 2020. The office space operating lease contains standard escalating payment terms. Rental expense is recognized on a straight-line basis over the life of these leases. The expense related to these non-cancellable operating leases is included in rent expense and amounted to $156 and $276 for the nine months ended September 30, 2016 and 2015, respectively.

The Company’s future minimum payments under non-cancelable operating leases for each of the five years subsequent to September 30, 2016 and thereafter are as follows:

Year Ending September 30,	Amount
2017	$91
2018	29
2019	29
2020	20
Thereafter	—

Total minimum lease payments	$169

Other Commitments

In the normal course of business, the Company has certain short-term purchase obligations and commitments for products and services, primarily related to purchases of materials used in the manufacturing of its systems. At September 30, 2016, the Company had commitments of approximately $1,182.

SOLARIS OILFIELD INFRASTRUCTURE, LLC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2016 and 2015

(Dollars in thousands) (Continued)

11.    Related Party Transactions

The Company incurred $16 and $17 of administrative expenses that were paid on behalf of the Company by Solaris Energy Capital, LLC, a member of the Company, during the nine months ended September 3, 2016 and for the nine months ended September 30, 2015, respectively. As of September 30, 2016 and December 31, 2015, Solaris Energy Capital, LLC was due $0 and $15 from the Company, respectively.

For the nine months ended September 30, 2016 and 2015, the Company incurred $17 and $54 of expenses related to travel services provided by Anejo Air Services, LLC (“Anejo”), an entity affiliated with Solaris Energy Capital, LLC. As of September 30, 2016 and December 31, 2015, Anejo was due $0 and $16 from the Company, respectively.

For the nine months ended September 30 2016, the Company received $337 for providing consulting and advisory services to Solaris Water Operations, LLC, a company owned by William A. Zartler, the Chairman of the Company’s board of directors. As of September 30, 2016, the Company was due $1 from Solaris Water Operations, LLC.

12.    Subsequent Events

The Company has evaluated events and transactions subsequent to the balance sheet date and through February 9, 2017, the date the financial statements were available to be issued.

On December 1, 2016, the Company entered a credit agreement with Woodforest National Bank that provides $11.0 million aggregate principal amount of senior secured credit facilities (the “Credit Facility”). The Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments available for borrowing until December 1, 2017 and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments available for borrowing until December 1, 2018. The Revolving Credit Facility has a scheduled maturity date of December 1, 2018 and the Advance Loan Facility has a scheduled maturity date of December 1, 2021. The Credit Facility is subject to standard debt covenants. Management believes the Company was in compliance with all applicable debt covenants as of December 31, 2016.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder of

Solaris Oilfield Infrastructure, Inc.

Houston, Texas

We have audited the accompanying balance sheet of Solaris Oilfield Infrastructure, Inc. (the “Company”) as of February 2, 2017 (date of inception) and related notes. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of February 2, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

February 9, 2017

SOLARIS OILFIELD INFRASTRUCTURE, INC.

BALANCE SHEET

(In whole dollars)

February 2, 2017
ASSETS
Receivable from affiliate	$10

Total current assets	10

Total assets	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding at February 2, 2017	10

Total stockholder’s equity	10

Total liabilities and stockholder’s equity	$10

SOLARIS OILFIELD INFRASTRUCTURE, INC.

NOTES TO BALANCE SHEET

February 2, 2017

1.	Organization and Background of Business

Solaris Oilfield Infrastructure, Inc., or the Company, was incorporated on February 2, 2017 as a Delaware corporation.

The Company was formed to serve as the issuer of an initial public offering of equity, or IPO. Concurrent with the completion of the IPO, the Company will serve as the new parent holding company of Solaris Oilfield Infrastructure, LLC, a Delaware limited liability company.

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholder’s Equity and of Cash Flows have not been presented because the Company had no business transactions or activities as of February 2, 2017, except for the initial capitalization of the Company which was funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of the Company have been determined by the Company to be insignificant.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of the balance sheet, in accordance with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company is a corporation and is subject to U.S. federal and state income taxes. Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more-likely-than-not such net deferred tax assets will not be realized. As of February 2, 2017, there are no income tax related balances reflected in our balance sheet.

3.	Stockholder’s Equity

The Company has authorized share capital of 1,000 common shares with $0.01 par value. On February 2, 2017, all 1,000 shares were issued and acquired by an affiliate for consideration of $10 note receivable from that affiliate. Each share has one voting right.

4.	Subsequent Events

There have been no events subsequent to February 9, 2017 that would require additional adjustments to or disclosure in our financial statements.

Solaris Oilfield Infrastructure, Inc.

                        Shares

Prospectus

                         , 2017

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE or the NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*

FINRA filing fee		*

NYSE or NASDAQ listing fee		*

Accountants’ fees and expenses		*

Legal fees and expenses		*

Printing and engraving expenses		*

Transfer agent and registrar fees		*

Miscellaneous		*

Total		$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation in February 2017 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Solaris Oilfield Infrastructure, LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Item 16. Exhibits and financial statement schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on             , 2017.

Solaris Oilfield Infrastructure, Inc.

By:
Gregory A. Lanham Chief Executive Officer

Each person whose signature appears below appoints Gregory A. Lanham and Kyle S. Ramachandran, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of             , 2017.

Name	Title

Gregory A. Lanham	Chief Executive Officer and Director (Principal Executive Officer)

Kyle S. Ramachandran	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

William A. Zartler	Chairman

Director

Director

Director

Director

INDEX TO EXHIBITS

Exhibit Number	Description
*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of Solaris Oilfield Infrastructure, Inc.

*3.2	Form of Amended and Restated Bylaws of Solaris Oilfield Infrastructure, Inc.

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1	Form of Solaris Oilfield Infrastructure, Inc. Long Term Incentive Plan

*10.2	Form of Indemnification Agreement

*10.3	Form of Tax Receivable Agreement

*10.4	Form of Amended and Restated Limited Liability Company Agreement of Solaris Oilfield Infrastructure, LLC

*10.5	Form of Registration Rights Agreement

*10.6	Form of Credit Agreement

*21.1	List of subsidiaries of Solaris Oilfield Infrastructure, Inc.

*23.1	Consent of BDO USA, LLP

*23.2	Consent of Spears & Associates

*23.5	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*99.1	Consent of Director Nominee

*	To be filed by amendment.

II-4